OMS MANAGEMENT LLC

(a Delaware limited liability company)

Form C-A

Disclosures in Reg CF Offering

June 19, 2025
Revised July 29, 2025

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	OMS Management LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	February 11, 2025
Kind of Entity (Use One)	Limited liability company
Street Address	15 West Mulberry Street, Baltimore, MD 21201
Mailing Address	3030 Greenmount Ave Ste 300 PMB 278536, Baltimore, MD 21218-6907
Website Address	www.baltimorecommunitycommons.org, www.opportunitymainstreet.com

	Inception to April 26, 2025
Total Assets	$0.00
Cash & Equivalents	$0.00
Account Receivable	$0.00
Short-Term Debt	$349.00
Long-Term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	($349.00)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Jennifer Kassan	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Issuer	**How Long:** Since inception (2/11/25)
Business Experience During Last Three Years (Brief Description)	Owner and CEO of The Kassan Group, a law firm and Director of a nonprofit called Community Ventures	
Principal Occupation During Last Three Years	Attorney, business owner, and nonprofit executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** County of Alameda; City of Fremon**t**	**Business:** Local government

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Jennifer Kassan

§227.201(d) – The Company’s Business and Business Plan

Perks

$1,000 + VIP invitation to grand opening and lifetime membership in Baltimore Community Commons with free or discounted programs and events

$2,500 + 50% discount on one night stay in one of our beautiful furnished apartments + all of the perks above

$5,000 + One free night in one of our beautiful furnished apartments + curated Baltimore gift basket + all of the perks above

$10,000 + Two free nights in one of our beautiful furnished apartments + “A Perfect Day in Baltimore” culinary and art tour + all of the perks above

$25,000 + Dinner with Andrew Yang and Stephen Dubner + a day of pampering with Harp Vision + all of the perks above

$30,000 + Guest spot on Andrew Yang’s podcast + all of the perks above

$50,000 + Name a space at The Mulberry (with installation by local designer of your chosen name and branding) + all the perks above

About the Change

SMALL CHANGE INDEX™
PEOPLE
PROJECT
PLACE
Minority-owned
Woman-owned ✓
Diverse workforce ✓
Diverse construction team
Community benefits agreement
Community equity participation ✓
Community ownership model ✓
Business incubator ✓
Renovation ✓
Activates the street ✓
Reduced parking ✓
Minimal site impact ✓
LEED-rated/Passive house/Net Zero
Alternative energy sources
In an urban metro area ✓
Close to a business district ✓
Serves an under-served population ✓
Walking + Biking paradise ✓
Access to public transit ✓
Close to park or public space ✓
Fresh food easily accessible ✓













About the Vision

The vision for Baltimore Community Commons at The Mulberry is to provide a centrally located beautiful and welcoming community gathering space that will serve as a hub for the greater Baltimore community to come together and work toward building community wealth. The upper floors provide five furnished one-bedroom residences designed to appeal to travelers and corporate relocation specialists that want to experience the charm of real Baltimore.

About the Project

In October 2021, Opportunity Main Street, LLC (the "Project Entity") acquired a building we call The Mulberry, located at 15 West Mulberry Street, Baltimore, MD 21201.[1]

The building is four stories tall, with a total of 6,525 s.f. (plus 1,877 s.f. unfinished basement) and contains five one-bedroom residential units on the upper floors and gathering, meeting, and office space on the first floor. The first-floor tenant is planned to be Baltimore Community Commons, a nonprofit project of Community Ventures (a 501(c)(3) that has been in existence since 2008) whose mission is to build access to investment, knowledge, mutual aid, and community connection in Baltimore, making it possible for wealth to stay and grow locally.

The upper floor residential units are planned as furnished residences targeted at the short-term rental and corporate housing markets.

The Issuer of this offering, OMS Management LLC (the "Company" or the "Issuer"), will manage the building and own a preferred membership interest in the Project Entity.

Building renovation began in July 2023. As the construction contractor, Apex Builders Group, began to work on the renovation, it discovered several issues that had not been revealed in the initial inspection, requiring change orders that increased the construction budget from $1.1 million to approximately $1.5 million. At that time, Apex Builders confirmed (in consultation with our structural engineer Walus Engineering) that it had uncovered all of the issues with the building so that no additional structural change orders would be needed. In October 2023, the renovations were paused due to insufficient funds. Renovation re-started in March 2025 under a limited scope of work including completion of mechanical, electrical, plumbing, fire suppression, and rough-in inspection.

To date, the following has been spent on the project (approximate amounts):
- Building purchase and purchase expenses: $675,000
- Renovation (construction contractor): $942,000
- Soft costs and consultants (architect, historic architects (for local and federal tax benefits), engineering, interior designer, miscellaneous consultants): $79,000
- Pre-development operating costs and miscellaneous expenses: $310,000

Additional funds need to be raised to complete the renovations and for furnishings and fixtures. Projected renovation costs have been increased to account for inflation due to the delay since construction began in 2023.

The property was appraised in June 2024 at $2.3 million as complete (see Exhibit I, Property Appraisal Extract).

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[1] https://maps.app.goo.gl/9nN11S9aGN7KWn9e9

The current estimate for additional funds needed is approximately $1 million. However, it should be noted that it is possible the total construction budget will increase due to inflation beyond current projections since the last construction budget was provided by the contractor. Thus, we may need to raise up to $1.2 million or more. As noted below, a portion of this gap may be filled by one or more federal historic tax credit investors, but that is not certain at this time. Once sufficient funds are secured to complete the renovation, there will be approximately five additional months of work on the project (not including any additional time needed to ramp up if work needs to be paused again due to insufficient funding or for any other reason). We plan to open the building by July 2026. Note that all entitlements have been secured.

The Nonprofit Tenant: Baltimore Community Commons

Baltimore Community Commons ("BCC") is a project of a nonprofit organization exempt from tax under Section 501(c)(3) called Community Ventures.[2] [3] BCC will be the primary user of the first-floor space at the Mulberry. BCC is a membership organization that promotes community investing, mutual exchange, knowledge sharing, and connection. BCC is a comprehensive model for building community wealth – one that might be replicated in communities throughout the U.S.

The three components of the program are

- **The time banking initiative:** A mutual aid network that promotes the exchange of skills and services.
- **The community business school:** A hands-on business school focused on strengthening local economies.
- **The community investment initiative:** A program that helps local residents invest in local business.

The front two rooms on the first floor of the Mulberry are designed as a community living room for the hosting of community gatherings, workshops, performances, art exhibitions, and small business pop ups. We plan to offer healthy drinks and snacks as well as retail items provided by local makers. In the rear of the first floor there are additional meeting and workshop spaces available.

See also Exhibit A, the Business Plan

About the Finances

The total project cost is expected to be $3.1 million, which includes building acquisition, renovation, furnishings and fixtures, and pre-opening operating costs.

To date we have raised $2.57 million of the total $3.1 million needed. Sources include:

- $1.19 million through preferred equity investments
- $667,000 through private lenders

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[2] https://www.baltimorecommunitycommons.org/
[3] https://www.c-ventures.org/

- $310,000 in Donor Advised Funds (low-interest loans)
- $400,000 through Historic Tax Credit equity (this is still pending; see details below)

We've detailed the projected sources and uses for you in the table below.

Sources	Total Project Cost	Raised	Remaining to be raised
Pre-development rent and income (earned)	20,000	20,000	
Debt - individuals	666,505	666,505	
DAF investments	310,000	310,000	
Historic Tax Credit syndication	400,000		400,000
Equity (69% raised)	1,743,495	1,194,500	548,995
TOTAL	**3,140,000**	**2,191,005**	**948,995**
Uses		Incurred	Remaining
Building purchase and purchase expenses	675,000	675,000	
Pre-development period operating expenses	430,000	279,000	151,000
Historic tax credit expenses	20,000	12,500	7,500
Architecture, engineering, interior design	65,000	46,900	18,100
Furniture, fixtures, and equipment	200,000		200,000
Total construction costs	1,750,000	942,101	807,899
TOTAL	**3,140,000**	**1,955,501**	**1,184,499**

Through this Regulation Crowdfunding offering we hope to raise the final $550,000 from the community at large.

Note that the total project cost could increase due to inflation in the construction sector.

Investors will be paid from available cash flow and from a projected sale or refinance in 2034. The bulk of payments to investors will come from this liquidity event. Our plan is to achieve this via an "exit to community." This means that we will either sell the building or sell the current investors' interests to community residents and/or the business tenants occupying the building. See Exhibit J, Project Pro-forma for detailed cash flow projections.

See also the section called "How this will work for you", for further explanation on the flow of funds.

Historic Tax Credits

The Project Entity team has worked with a consultant to apply for federal historic tax credits ("HTCs") for the Project. Both Part 1 and Part 2 of the application have been approved, readying the way for tax credit syndication. HTCs are planned to be "passed through" to a newly formed entity (the "Master Tenant") which will enter into a master lease with the Project Entity. The "pass-through" of the HTCs is accomplished by having the Project Entity file an election pursuant to the provisions of Section 50(d) of the Code and Section 1.48-4 of the Treasury Regulations. The Master Tenant would also have a 5% interest in the Project Entity.

If we are able to secure an HTC investor, the HTC investor would own 99% of the Master Tenant. This enables the HTC investor(s) to use the tax credits on their own tax return(s). In exchange for this and for an asset management fee and an annual cash distribution, the HTC investor is expected to invest approximately $400,000 into the Project to enable the completion of the renovation. As of July 25, 2025, we have a committed tax credit investor.

HTCs are allocated over a 5-year period. Once the HTCs have been allocated, the HTC investor might exit its investment.

If the tax credit investor is contractually secured as now expected, the Issuer would become a member of a yet to be formed entity called OMS Development LLC, a Delaware limited liability company (the "Developer") that will be hired by the Project Entity to develop the Project in exchange for a Developer Fee, to be documented in a Development Agreement to be entered into by and between the Project Entity and the Developer.

In the event our committed tax credit investor falls through and we are unable to secure an HTC investor, we will target a larger raise under Regulation Crowdfunding.

About the Team

Jenny Kassan, the CEO of Opportunity Main Street, LLC and Manager of OMS Management LLC, is an attorney with 30 years of experience as a lawyer and ecosystem builder for equitable finance, social enterprise, and community economic development.[4] Jenny earned her law degree from Yale Law School and a master's in city planning from U.C. Berkeley.

She was a project manager for the nationally renowned Fruitvale Transit Village in Oakland.[5] She has managed several Community Benefits Districts and Main Street Programs. She has served her clients in the areas of entity structure, nonprofit-for profit hybrids, purpose trusts, cooperatives, securities law, and bespoke financing deals.

April and Tyron Harper are the Directors of Innovation and Impact for and co-owners of Opportunity Main Street, LLC.[6] [7] In addition to their work on Opportunity Main Street, LLC, they own a Baltimore-

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[4] https://www.jennykassan.com/
[5] https://www.lisc.org/our-resources/resource/fruitvale-transit-village/
[6] https://www.linkedin.com/in/tyron-harper-1b5731245/
[7] https://www.linkedin.com/in/april-harper-40779889/

based wellness social enterprise called Harp Vision.[8] They have experience in finance, hospitality, customer service, and retail operations. Once The Mulberry opens, they will manage the hospitality and customer service operations on the first floor.

About the Offering

The Company (OMS Management LLC aka the Issuer) is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for The Project. The Company is offering Class A preferred memberships (known as "Class A Shares") for purchase to Investors. The Issuer has been formed to act as the Manager and will also be a Preferred Member of Opportunity Main Street LLC (the Project Entity). Substantially all of the proceeds of the offering (after reimbursement for offering expenses) shall be contributed by the Issuer to the Project Entity, in exchange for a Preferred Membership in the Project Entity, entitling the Issuer to distributions of cash flow and capital proceeds and allocations of profits and losses from the Project Entity.

We are trying to raise a maximum of $1,235,000, but we will move forward with the Project and use investor funds if we are able to raise at least $200,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on December 31, 2025 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 PM EST on December 29, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised up to the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

We have created a mathematical calculation (Exhibit H) based on our current assumptions about the Project's completion and operations and how free cash will flow through to the Class A investors in this offering in the event that we raise $550,000.

We estimate that net cash flow that will pass through to the Class A investors for the Project will grow from approximately $(40,845) in 2026 to $158,793 in 2034, when we anticipate a capital event for the Project.

Because the Project Entity already has preferred investors, the Issuer will own only a portion of the total preferred equity in the Project Entity. The Issuer will purchase its preferred equity at the same price that the earlier preferred investors paid.

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[8] https://harp-vision.com/

While our current assumptions show that we only need to raise $550,000, it is possible we will need to raise more. This could happen if inflation affects the total project cost and if we are unable to secure a federal historic tax credit investor.

The final amount raised (less offering expenses) will be invested into the Landlord in exchange for preferred equity (on the same terms as the current preferred equity investors invested in the Landlord). The more we raise in this offering, the more equity the Issuer will own in the Landlord.

Because the amount of net cash flow we can generate from the project is relatively fixed, if we have to raise more than $550,000, the returns to investors are likely to be reduced.

Some of our assumptions will likely prove to be inaccurate for the reasons discussed above and for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the Company's LLC Agreement, for additional detail on how distributions will be made.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $200,000. If we have not raised at least the target amount by 11:59 PM EST on December 31, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,235,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No

What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $200,000:

Use of Money	How Much (approximately)
Renovation costs	$186,000
Small Change success fee	$14,000
TOTAL	**$200,000**

If we raise the maximum goal of $1,235,000:

Use of Money	How Much (approximately)
Renovation costs	$808,000
Furniture, fixtures and equipment	$200,000
Predevelopment expenses	$140,550
Small Change success fee	$86,450
TOTAL	**$1,235,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on December 29, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $1 for each Class A Share. The net proceeds of the offering will be used to purchase a preferred interest in the Project Entity at the same price that all existing preferred members have paid for their interests in the Project Entity.

For further clarification, the current investors in preferred memberships in the Project Entity invested at a $900,000 pre-money valuation. The total amount raised to date from investors in preferred memberships is approximately $1.2 million, bringing the current post-money valuation to $2.1 million. If, for example, the net proceeds to the Company from this Regulation Crowdfunding offering are $500,000, the Company would invest that $500,000 in the Project Entity for a preferred membership and the Company would own approximately 19% of the Project Entity.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase a Class A Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated April 25, 2025 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D and a summary as Exhibit E.

Distributions

If the Company is profitable, it will make distributions to its Class A Shareholders from time to time.

The Company's potential sources of revenue are (1) preferred distributions from the Project Entity (as a preferred member of the Project Entity, the Company would receive preferred returns of two times the investment amount prior to any other member receiving returns, but such preferred return is not guaranteed (see Exhibit F, Opportunity Main Street, LLC Operating Agreement, for details on the rights of preferred members of the Project Entity)) and (2) distributions from a new entity called OMS Development LLC. The source of revenue for OMS Development LLC is the developer fee paid by the Project Entity.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

Limited Rights to Transfer Your Shares

Class A Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

●   The LLC Agreement prohibits the sale or other transfer of Class A Shares without the Manager's consent which will be withheld unless the Manager determines that such transfer will not result in negative legal consequences for the Company (see Section 8.1.6 of the LLC Agreement for details).
●   If you want to sell your Class A Shares the Manager, the Company, or a designee of the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
●   Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly traded stock.
●   For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

   As a result, you should plan to hold your Class A Shares indefinitely.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares (see Article 11 of the LLC Agreement for details).

Other Classes of Securities

The Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

The Person Who Controls the Company

Jennifer Kassan owns the Class B Shares of the Company and is the Manager of the Company. Therefore, Ms. Kassan effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
●   The Manager decides whether and when to sell its interest in the Project Entity and other entities which affects when (if ever) you will get your money back. The Company is the Manager of the Project Entity which means that the Manager also controls the business decisions of the Project Entity which includes when the Project is sold and/or refinanced. If the Project is sold or refinanced "too soon," you could miss out on the opportunity for greater appreciation. If it is sold or refinanced "too late," you could miss out on a favorable market.
●   The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or spend it on expenses of the Company.

- The Manager could decide to hire herself or people with whom she has a family or business relationship to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager decides how much of her own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares is arbitrary and was determined for convenience. As noted above, every dollar of net proceeds from this offering will be invested into one dollar worth of preferred interest in the Project Entity.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including, but not limited to, these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

- An administrative fee of $5,000 with a credit of $2,500 applied to the success fee if the Offering is successful; plus
- A success fee equal to 7% of the funds raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

None

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	None	None		

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:

- o   Anyone listed in your answer to question 227.201(b); or
- o   Anyone listed in your answer to question 227.201(c); or
- o   If the Company was organized within the last three years, any promotor you've used; or
- o   Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- o   Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on February 11, 2025. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to purchase equity in the Project Entity which will use the funds to complete the renovation of the Project, as described in our business plan, as soon as the Offering closes.

If we cannot raise money in this Offering, or cannot identify other financing on appropriate terms, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the equity in the Project Entity as soon as we raise money from Investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.opportunitymainstreet.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective investors on this Form C, in the business and in Exhibit C: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is no other important information to disclose.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: THE BUSINESS PLAN

The Mulberry is a historic centrally located building in Baltimore.

We plan to make it the headquarters for a nonprofit community wealth building initiative **Baltimore Community Commons.**





15 W. Mulberry St. Baltimore, MD 21201

Total Project Cost: $3.1 million (building aquisition, renovation, furniture, fixtures, pre-opening operating costs)

Funds raised to date: $2.57 million

- Preferred equity: $1.19 million
- Private lenders: $667k
- Donor Advised Funds (low-interest loans): $310k
- Historic tax credit investor (pending): $400k

Gap to be filled by Crowdfunding investors: $550,000

Amounts are approximate; total project cost could increase due to inflation in the construction sector



Award Winning General Contractor: Apex Builders
Interior Designer: Alice Rambissoon



GENERAL EXCELLENCE: BUILDER/CONTRACTOR

APEX BUILDERS GROUP

This Baltimore-based commercial construction and homebuilding company is family-owned and known for their deep understanding of how materiality and craftsmanship contribute to the overall experience of a space. Williams was thrilled by the beautiful millwork and restorative architectural design in their projects. Hendricks agrees: "Apex Builders has demonstrated an extraordinary level of craftsmanship, precision, and innovation, making them a well-deserved recipient of the award," he says. "Their work is a masterful example of what is possible when technical expertise meets an unwavering commitment to quality, detail, and excellence in execution."





Community Gathering Space

First floor:

- Clubhouse/community living room for Baltimore Community Commons
- Food/beverage and retail sales
- Office and meeting space in the back



101
SEATING
102A
RETAIL
102B
SERVICE
ENTRANCE
100A
VESTIBULE
100
FOYER
103
ENTRANCE
N.I.C.
N.I.C.
Restroom and additional meeting/class rooms

Upper floors

- 5 furnished residences

- Each one with unique furnishings

- Targeted at the short-term rental an
corporate housing markets


Hospitality

Comparables for short term furnished one-bedroom units

www.StayTFA.com

803 South Caroline St

Baltimore, MD | **$4,050**

Beds : 1   Baths : 1   SqFt : 900

CONTACT

Roost

One Bedroom Apartment

Sleeps 2 | 1 King | 656 ft²

One bedroom suite with ample space to relax with all home

Room details

- Air Conditioning
- Free Wifi
- Kitchen Area

Pay Today and Save

Non-refundable, no cancellation option, prepayment required.

Best Flexible Rate

Housekeeping service provided once per week.



The Ivy

Suite Nine

From **$1,000**
EXCL. TAXES & FEES

1 Four poster King bed – 56sqm/600sqft
The living room has a wonderful seating area facing the fireplace, a dining table and a desk

MAX 3 GUESTS   1 BED

Hotel Revival

MISS MARY SUITE

Sleeps 4 | 1 King | 775 ft²

King Suite - Living Room - Sofa Bed - City Views

Room details

Best Available Rate

A rate as flexible as you are. Book for our best available rate, guaranteed.



Excl

Jenny Kassan, CEO*

- Yale Law School grad

- Masters in City Planning from UC Berkeley

- Almost 30 years experience as an attorney focused on community development, social enterprise, securities, real estate, and finance

- Author of *Raise Capital on Your Own Terms: How to Fund Your Business without Selling Your Soul*

Has invested over $335,000 of her own funds

* Jenny is CEO of Opportunity Main Street LLC (the owner of The Mulberry) and OMS Management LLC and President of the nonprofit tenant, Community Ventures





April & Tyron Harper, Directors of Innovation and Impact*

- Owners of a Baltimore-based social enterprise, Harp Vision

- Experience with finance and fundraising, hospitality, and retail operations

- Will manage community gathering space, events, entrepreneurship support, and partnerships



* April & Tyron are co-owners of Opportunity Main Street LLC (the owner of The Mulberry)



Timebanking Initiative Leaders



Andrew Yang
- Human-centered economy advocate
- 2020 presidential candidate

Stephen Dubner
- Freakonomics Radio host
- Freakonomics author

Andrew and Stephen have no ownership or employment relationship with the organizations that own, manage, or develop The Mulberry and they are not paid for their roles developing and promoting Baltimore Community Commons.





Bennet Zelner
Community Business School Advisor

- Regenerative economist
- Associate Professor of Business & Public Policy at UMD Smith School of Business
- 25+ years on faculty of top MBA programs
- Supports business as catalyst for community wealth building

Bennet has no ownership or employment relationship with the organizations that own, manage, or develop The Mulberry and he is not currently paid for his role developing and promoting the Community Business School.





Chip Conley,
Hospitality Advisor

- Founder of Joie de Vivre Hospitality
- Founder of Modern Elder Academy
- Senior Advisor at AirBnB
- New York Times bestselling author

Chip has no ownership or employment relationship with the organizations that own, manage, or develop The Mulberry and he is not currently paid for his role advising on hospitality operations.



This is a simplified chart that shows the relationship between the various entities involved with the Project. It does not include additional entities that will be formed if we secure a historic tax credit investor.


investors
Opportunity Main Street, LLC
owns
OMS Management LLC
Reg CF investors
owns
manages
Community Ventures (nonprofit 501(c)(3))
Baltimore Community Commons (a program of Community Ventures)
The Mulberry
occupies the first floor

BUILDING COMMUNITY WEALTH IN BALTIMORE & BEYOND

Baltimore Community Commons (an initiative of Community Ventures, a nonprofit 501(c)(3)) builds access to investment, knowledge sharing, mutual aid, and connection, fueling a thriving economy where wealth stays and grows local.

The three components of the program are

- **The timebanking initiative:** A mutual aid network that promotes the exchange of skills and services.

- **The community business school:** A hands-on business schoo focused on strengthening local economies.

- **The community investment initiative:** A program that helps local residents invest in local business.



The Baltimore Community Commons at The Mulberry

Timebanking

Education

Community Investing

mutual aid & community connection

knowledge sharing

workshops & trainings

small business capacity building

Community Wealth

investor training

Community Business School

access to supportive capital for small business

local investing opportunities




Mutual Aid/Timebanking


TIME
DOLLARS
The New Currency That Enables
Americans to Turn Their
Hidden Resource–Time–into Personal
Security & Community Renewal
EDGAR CAHN, PH.D., J.D.
Co-founder of the National Legal Services Program
JONATHAN ROWE
Writer for The Christian Science Monitor

About Timebanking

- Local currency system where **everyone's time is valued equally**
- For every hour you spend helping others, you earn one time credit that can be exchanged for services from others in the network
- Offerings include knowledge sharing and small business capacity building (e.g. through mentorship, legal help, etc.)

About Community Investing

- Community investing enables people of all levels of wealth and income to invest in local business

- Baltimore Community Commons facilitates legally-compliant community investing through technical assistance to small business and training of community residents to become local investors


Community Investing

CROWD FUND BALTIMORE

About the Community Business School

- Serve small business owners, community leaders, and other local residents

- Equip students with the knowledge, skills, and resources to cultivate thriving local economies

- Foster relationships to generate new collaborations and access to capital


Community Business School

Reg CF investors

Community Ventures (nonprofit 501(c)(3))

Baltimore Community Commons (a program of Community Ventures)

OMS Management LLC

owns

manages

occupies the first floor

The Mulberry

investors

Opportunity Main Street, LLC

owns



This is a simplified chart that shows the relationship between the various entities involved with the Project. It does not include additional entities that will be formed if we secure a historic tax credit investor.

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: In recent years, consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

HTC Non-compliance: We are in the process of applying for federal historic tax credits (HTCs) for the Project. Even if we are awarded the credits, improvements not aligned with the Secretary of the Interior's Standards could cause recapture of the HTCs and the requirement to repurchase the interest of the HTC Investor for their entire investment with interest.

Change of Law Risk: Changes in Federal Tax law could limit the availability of the HTCs and reduce or eliminate capital available to the project for such purposes. This might prevent the Project from securing HTCs and/or equity investment tied to the HTCs on the terms the Company anticipates, resulting in reduced returns for shareholders. Other local, state, or federal law changes could affect the ability of the Project to distribute cash to investors.

Reliance on the HTC Investor to Perform: If we secure an HTC investor, such Investor is contractually obligated to contribute capital, including after project completion, when certain requirements are met. If the HTC Investor fails to do so, the Project and Company would be significantly financially harmed.

No prior operating history: We are a recently formed company and have no operating history. As of the date of this document, we have not completed any real estate projects. You should not assume that our performance will be similar to the past performance of our founder. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Company.

Risk of delays in leasing: The current leasing market for properties such as The Project is competitive. We cannot be sure when we will be successful in leasing our space.

Minimal operating capital and no current revenue from operations: We have minimal operating capital and until the Project is leased up will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise all of the needed operating capital. The failure to successfully raise sufficient operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. We have no significant financial resources, so such an adverse event could put your investment dollars at risk.

Reliance on Manager: Our future depends on the continued contributions of our Manager who would be difficult to replace. The loss of the services of the Manager and the process to replace her would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Potential development and construction delays and resultant increased costs and risks: Investments in real property are subject to the uncertainties associated with the development and construction of real property, including those related to the contractor's ability to build in conformity with plans, specifications, budgeted costs, and timetables. If we experience delays and/or cost overruns this could decrease our ability to pay investors.

Risk of investing in a non-listed company: As a non-listed company conducting an exempt offering, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, we are not required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Project Value Could Decline: Factors that could cause the value of the Project to decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels or prevent us from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if the Project carries adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow the insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Class A Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA") and state laws governing accessibility, which require certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA and similar laws can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it. There is no guarantee that our projected sales timeline and price are accurate.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

- There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class A Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Class A Shares may not be transferred without the Manager's approval which shall not be granted unless the Manager determines that such transfer will not result in the violation of various laws (see Section 8.1.6 of the LLC Agreement for details).

- If you want to sell your Class A Shares, the Manager, the Company, or the Manager's designee has a first right of refusal to buy them.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: We have the right to (1) increase the amount of Class A Shares we are selling, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Maryland, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" (other than those required by law) the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: REG CF INVESTMENT AGREEMENT
OMS MANAGEMENT LLC

This is an Investment Agreement, entered into on _____ by and between OMS Management LLC (the "Company") and _____ ("Purchaser").

Background

I. The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II. The Company and its members are parties to an agreement captioned "OMS Management, LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

    2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company limited liability company interests designated as _____ [Number of Shares] "Class A Shares" for _____ [Purchase Price] (the "Shares").

    2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages, including attorneys' fees incurred in defending against any claims.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if any of the principals of the Company have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities and non-governmental financial regulatory organizations if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such entities pursuant to applicable laws, regulations, or policies.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. If any person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document, you understand that such statements are not to be relied upon.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Maryland, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION OR LITIGATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at info@opportunitymainstreet.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: OMS MANAGEMENT, LLC

By: _____

   Jenny Kassan, Manager

#662455 v1

EXHIBIT D: LIMITED LIABILITY COMPANY AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

OMS MANAGEMENT LLC

This is an Agreement, entered into and effective on _____, by and among OMS Management LLC, a Delaware limited liability company (the "Company"); Jennifer Kassan, an individual (the "Manager"); and the persons who purchase Class A Shares following the date of this Agreement (the "Class A Members"), which may include the Manager and its affiliates. The Class A Members and the Manager (who is also the Class B Member) are sometimes referred to collectively as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Formation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "OMS Management LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to act as the manager and a member of Opportunity Main Street, LLC a California limited liability company (the "Project Entity"), which Project Entity has acquired, and shall own, develop, manage, lease, and ultimately sell 15 West Mulberry Street, Baltimore, MD 21201 (the "Property"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Only Class A Members shall be required to contribute capital to the Company. The Manager shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class A Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by One Million Two Hundred Thirty-Six Thousand (1,236,000) "Shares," of which One Million Two Hundred Thirty-Five (1,235,000) shall be denominated as "Class A Shares" and One Thousand (1,000) as "Class B Shares." The Class A Shares shall be owned by the Class A Members, at an initial per Share price of $1.00, and all of the Class B Shares shall be, and are, owned by the Manager.

3.2.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.3.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.4.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **Distributions from Project Entity**. The Company will own a preferred membership in the Project Entity. Within sixty (60) days after the end of each calendar year or at such other times as the Manager shall determine, the Company shall distribute all of the cash distributions it receives from the Project Entity pro rata to each Class A Member based on his, her, or its number of Class A Shares owned over the total number of Class A Shares sold by the Company.

4.1.2.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.3.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.4.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash distributions he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Jennifer Kassan as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity Jennifer Kassan is referred to in this Agreement as the "Manager." In the event of the death, disability, or resignation of the Manager, the Class B Member shall appoint a new Manager.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business without requiring any consent or vote of any Class A Member. Additionally, the Manager shall have the authority to cause the Company to consent to any action, including amendments of the Operating Agreement of the Project Entity without requiring any consent or vote of any Class A Member.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class A Shares from time to time; (ii) issue Class A Shares to any person for such consideration as the Manager may determine in its sole discretion, and admit such persons to the Company as Class A Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases, and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (viii) make all elections under the Code and State and local tax laws; (ix) file and settle lawsuits; (x) file a petition in bankruptcy; (xi) discontinue the business of the Company; (xii) sell all or any portion of the assets of the Company or the Property; and (xiii) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself, herself, or itself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable pecuniarily for any purpose. No Member (except the Manager) shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell, or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if he/she/it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of her authorized representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using her business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in her sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and her affiliates, (ii) the members, managers, officers, employees, and agents of the Manager's affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall, without explicit written permission from the Manager, divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that A Class A Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, (iv) such additional information as may be required by law, and (v) such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Class A Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Class A Member shall have a right to a list of the Class A Members or any information regarding the Class A Members.

(b)   Before providing additional information or allowing a Class A Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Class A Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Class A Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Class A Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2. **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Class A Members**.

8.1.1. **In General**. A Class A Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Class A Shares (the "Transferred Shares"), with or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2. **First Right of Refusal**.

(a) **In General**. In the event a Class A Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Class A Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the proposed purchaser ("Proposed Purchaser"), the Class A Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the Proposed Purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Manager shall notify the Selling Member whether the Company, the Manager, or a person designated by the Manager ("ROFR Party") elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If a ROFR Party does not elect to purchase the Transfer Shares or the Manager fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the Proposed Purchaser, subject to section 8.1.6.

(2) If a ROFR Party elects to purchase the Transfer Shares, it shall do so within thirty (30) days, subject to section 8.1.6.

(3) If a ROFR Party does not elect to purchase the Transfer Shares, or the Manager fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the Proposed Purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the Proposed Purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If a ROFR Party elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the Proposed Purchaser. Thus, for example, if the Selling Member and the Proposed Purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the ROFR Party shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the Proposed Purchaser have entered into a binding definitive agreement, the election of the ROFR Party shall have the effect of a binding definitive agreement. If the Selling Member and the ROFT Party are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3. **Application to Entities**. In the case of a Class A Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2 (but not from the provisions of section 8.1.6):

(a) A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for the exclusive benefit of the Class A Member and any immediate family members of such Member;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a), (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5. **Rights of Assignee**. Until and unless a person who is a transferee of Class A Shares is admitted to the Company as a Class A Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6. **Conditions of Transfer and Admission of a Transferee as a Member**. Any purported transfer of any Class A Share shall be invalid unless the Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under

ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Class A Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company; and

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated.

8.1.7.   **Date of Admission of Transferee**. Any transferee of Class A Shares admitted to the Company as a Member shall be admitted to the Company as a Member on the date agreed by the transferee and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Class A Member, neither the Company nor the Manager shall have the obligation to purchase the Class A Shares owned by such Class A Member, nor shall such Class A Member have the obligation to sell his, her, or its Class A Shares. Instead, the legal successor of such Class A Member shall become an assignee of the Class A Member pursuant to section 8.1, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Class A Shares, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members, or Class A Members, would receive if all of the assets of the Company were sold for their fair market value (determined as provided in section 8.7), the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Class A Member, shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; and (iii) each Member, or Class A Member, shall grant to the Manager a power of attorney to act on behalf of such Member or Class A Member, in connection with such sale or other disposition. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.   **Mandatory Redemptions**.

8.6.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class A Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (v) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6, (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value (determined as provided in section 8.7), all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7. **Fair Market Value of Assets**.

8.7.1. **In General**. For purposes of section 8.5 and section 8.6.3, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.7.2. **Designation of Representative**. If the Shares of more than one Class A Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Class A Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.7.3. **Cost of Appraisals**. The Company on one hand and the Class A Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.7.1. If a third appraiser is required, the parties shall share the cost equally.

8.8. **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Class A Member who transfers a Class A Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, or (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Class A Member, with power and authority to act in the name and on behalf of each such Class A Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager or the Manager's designee for each of the Class A Members by the signature of the Manager acting as attorney-in-fact for all of the Class A Members, together with a list of all Class A Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Class A Member of all or any portion of his, her or its Class A Shares except that, where the assignee of the Class A Shares owned by the Class A Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Class A Members**. The Manager shall promptly furnish to each Class A Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Class A Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5.   An amendment that adds to her own obligations or responsibilities;

11.1.6.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.7.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.9. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.12. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.13. Any amendment required by a lender, other than an amendment imposing personal liability on a Class A Member or requiring a Class A Member to make additional Capital Contribution; or

11.1.14. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A Members, other than amendments described in section 11.4, shall require the consent of the Manager and Class A Members holding a majority of the Class A Shares.

11.3. **Amendments Requiring Unanimous Consent of Affected Members**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.3.2. An amendment that would require any Class A Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Class A Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a subset of Class A Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class A Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class A Member does not respond for an additional ten (10) calendar days following the reminder such Class A Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. ARTICLE TWELVE: MISCELLANEOUS

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Class A Member provided by such Class A Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees to receive communications from the Company, including tax forms, via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4.   **Waiver of Jury Trial**.   EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All articles, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10.   **Execution by Class A Members**. It is anticipated that this Agreement will be executed by Class A Members through the execution of a separate Investment Agreement.

12.11.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OMS MANAGEMENT LLC

By: Jennifer Kassan
As Manager

By _____

Jennifer Kassan, MANAGER

By _____

EXHIBIT E: OPERATING AGREEMENT SUMMARY

OMS MANAGEMENT LLC

Disclosure

This summary of the OMS Management operating agreement was generated using ChatGPT and reviewed by the Manager of OMS Management LLC. While accuracy is a goal, you are encouraged to verify important information by reviewing the operating agreement in its entirety.

Overview

OMS Management LLC is a Delaware limited liability company formed to serve as manager and member of Opportunity Main Street, LLC, a California entity responsible for a real estate development project at 15 West Mulberry Street, Baltimore, MD. The Manager is Jennifer Kassan, who also holds all Class B Shares. Class A Shares are owned by investors.

Structure and Purpose

- **Name & Formation**: Formed under Delaware law. Primary purpose: manage Opportunity Main Street, LLC.

- **Fiscal Year**: Calendar year or as determined by the Manager.

- **Shares**: 1,236,000 total shares — 1,235,000 Class A Shares and 1,000 Class B Shares (held by the Manager).

Capital Contributions and Loans

- **Class A Members** are the only required capital contributors.

- **Manager** is not required to contribute unless becoming a Class A Member.

- Members are not required to loan funds, but the Manager and affiliates may at market or IRS-mandated minimum interest rates.

- Member loans have repayment priority over distributions to Members.

Management

- **Manager Authority**: Jennifer Kassan has sole and broad authority to manage the Company without input from Class A Members.

- **Powers Include**: Selling or encumbering assets, issuing shares, entering contracts, managing the project, dissolving the company.

- **Standard of Care**: Business judgment rule applies; no fiduciary duties beyond what is explicitly stated.

Distributions and Allocations

- **Distributions**: Made from proceeds received from the Project Entity, pro rata to Class A Members.

- **Tax Withholding**: Treated as a distribution to affected Members.

- **Allocations**: Tax items are allocated in line with economic distributions to the extent possible; special rules apply for member loans and property distributions.

Transfers of Shares

- **Restrictions**: Class A Shares cannot be sold or transferred without following procedures including right of first refusal (ROFR) for the Company/Manager.

- **Permitted Transfers**: Limited exceptions include transfers to family trusts or heirs, or as part of a registered offering.

- **Manager Approval**: Required for transferees to become Members; includes securities and regulatory compliance checks.

- **Drag-Along & Redemptions**: Manager may force sale or redeem shares under specified conditions (e.g., ERISA compliance, misconduct).

Indemnification & Liability

- **Exculpation**: Covered Persons (Manager, officers, agents) are protected from liability unless acting fraudulently or with willful misconduct.

- **Indemnification**: Broad indemnification rights for Covered Persons using Company assets (not Member contributions).

- **Insurance**: May be purchased to cover indemnifiable events.

Books, Records, and Tax Matters

- **Recordkeeping**: Manager maintains books and accounts; annual statements provided.

- **Inspections**: Permitted once annually per Member with restrictions and potential confidentiality requirements.

- **Tax Matters**: Manager acts as company representative for IRS purposes and may make elections including 754 adjustments.

Amendments and Governance

- **Amendments**:

    - Manager can unilaterally amend for minor or compliance-related matters.

    - Material amendments require consent of majority or unanimous approval depending on impact.

    - Silence after notice of amendment may be deemed consent.

Dissolution

- **Events**: Occurs 12 months after asset sale or at Manager's discretion.

- **Liquidation**: Manager handles winding up; proceeds distributed per standard priority rules.

Miscellaneous

- **Governing Law**: Delaware.

- **Dispute Resolution**: Delaware courts; jury trial waived.

- **Electronic Communications**: Permitted and encouraged.

- **Power of Attorney**: Granted to Manager to act on behalf of Class A Members for Company matters.

EXHIBIT F: OMS OPERATING AGREEMENT

AMENDED AND RESTATED

OPERATING AGREEMENT

for Opportunity Main Street, LLC, a California Limited Liability Company

Date of Restatement: November 5, 2021

Date of Second Restatement: April 12, 2024

The original operating agreement of Opportunity Main Street, LLC was entered into as of May 19, 2020 by the then current members. The original agreement was amended and restated by a Majority of Members to correct errors and add clarification. The persons set forth on the attached **Exhibit A** are referred to individually as a "Member" and collectively as the "Members".

RECITALS

A. The Members have formed a limited liability company under the California Revised Uniform Limited Liability Company Act (the "Act") (California Corporations Code §§17701.01–17713.13). The Articles of Organization of the limited liability company filed with the California Secretary of State on May 19, 2020 have been adopted and approved by the Common Members.

B. The Members enter into this Agreement to provide for the governance of the limited liability company and the conduct of its business, and to specify their respective rights and obligations.

OPERATING AGREEMENT

ARTICLE I: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in Corporations Code §17701.02.

1.1. "Act" means the California Revised Uniform Limited Liability Company Act (Corporations Code §§17701.01–17713.13), including any amendments.

1.2. "Adjusted Capital Contribution" means, with respect to each Interest Holder, the excess of that Interest Holder's contribution to the capital of the Company over all prior distributions to the Interest Holder that have resulted from Capital Events.

1.3. "Adjusted Capital Account Deficit" is defined in Article IV, Section 4.4(a).

1.4. "Affiliate" of an Interest Holder or Manager means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Interest Holder or Manager. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.5. "Agreement" means this operating agreement, as amended from time to time.

1.6. "Articles of Organization" is defined in Corporations Code §17701.02(b) as applied to this Company.

1.7. "Available Cash" means all net revenues from the Company's operations and Capital Events, including net proceeds from all sales, refinancings, and other dispositions of Company property that the Managers, in the Managers' sole discretion, deem in excess of the amount reasonably necessary for the operating requirements of the Company, including payment of trade creditors, debt reduction and Reserves, and taxes.

1.8. "Book Adjustments" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(g), including Book Depreciation.

1.9. "Book Depreciation" means, for any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for that item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Managers may determine Book Depreciation, provided that they do so in a reasonable and consistent manner.

1.10. "Capital Account" means the account maintained for each Interest Holder, consisting of the Interest Holder's initial Capital Contribution and adjusted in accordance with Section 3.3.

1.11. "Capital Contribution" means, with respect to any Interest Holder, the sum of the amount of money and the fair market value of any property contributed to the Company by an Interest Holder (net of liabilities secured by the contributed property that the Company is considered to assume or take "subject to" under IRC §752) in consideration of a Percentage Interest held by that Interest Holder. A Capital Contribution shall not be deemed a loan.

1.12. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds on account of an involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.13. "Common Members" shall mean Jennifer Kassan and any other person explicitly admitted as a Common Member in accordance with this Agreement. The Common Members shall have Voting Interests.

1.14. "Company" means Opportunity Main Street, LLC, a California limited liability company.

1.15. "Company Minimum Gain" is defined in Section 4.4(b).

1.16. "Confidential Information" is defined in Section 10.2.

1.17. "Corporations Code" means the California Corporations Code.

1.18. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.19. "Encumbrance" means, with respect to any Interest, or any part of it, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.20. "Gross Asset Value" means, for any item of property of the Company, the item's adjusted basis for federal income tax purposes, except that:

(a) The initial Gross Asset Value of any item of property contributed by an Interest Holder to the Company shall be the fair market value of that property, as mutually agreed by the contributing Interest Holder and the Company;

(b) The Gross Asset Value of any item of Company property shall be adjusted as of the following times: (1) the acquisition of an interest or additional interest in the Company by any new or existing Interest Holder in exchange for more than a de minimis Capital Contribution; (2) the distribution of money or other property (other than a de minimis amount) by the Company to an Interest Holder as consideration for a Transferable Interest in the Company; and (3) the liquidation of the Company within the meaning of Treasury Regulation §1.704–1(b)(2)(ii)(g); provided, however, that adjustments under clauses (1) and (2) above shall be made only if the Managers have determined that the Company must revalue its assets in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(f);

(c) The Gross Asset Value of any Company asset distributed to any Interest Holder shall be the book value of that asset on the date of distribution; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted tax basis of those assets under IRC §734(b) or §743(b), subject to the limitations imposed by IRC §755 and only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulation §1.704–1(b)(2)(iv)(m), and if the Gross Asset Value of an asset has been determined or adjusted under paragraph (a), (b), or (d) of this Section 1.20, that Gross Asset Value shall thereafter be adjusted by the Book Adjustments, if any, taken into account for the asset for purposes of computing Profits and Losses.

1.21. "Interest Holder" shall mean a Member or a Transferee.

1.22 "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.23. "Losses." See Section 4.3.

1.24. "Majority of Members" means a Common Member or Common Members whose Percentage Interests represent more than 50 percent of the Percentage Interests of all the Common Members.

1.25. "Manager" means the Persons named in Section 2.7 or any Person who becomes a Manager in accordance with this Agreement.

1.26. "Member" means the Persons who are members as of the date of this Agreement or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who has not ceased to be a Member under Article VIII or for any other reason.

1.27. "Member Nonrecourse Debt" is defined in Section 4.4(c).

1.28. "Member Nonrecourse Debt Minimum Gain" is defined in Article IV, Section 4.4(d).

1.29. "Member Nonrecourse Deductions" is defined in Section 4.4(e).

1.30. "Membership Interest" means a Member's entire interest and rights in the Company, collectively, including the Member's Transferable Interest, any right to Vote or participate in management, and the right to information concerning the business and affairs of the Company.

1.31. "Nonrecourse Deductions" is defined in Section 4.4(f).

1.32. "Nonrecourse Liability" is defined in Section 4.4(g).

1.33. "Notice" means a Written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; or when transmitted by electronic transmission by or to the Company.

Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the party to be notified shall be deemed effective as of the first date that the notice was refused, unclaimed, or deemed undeliverable by the postal authorities, messenger, or overnight delivery service.

Any party may change its address, electronic mail address, or fax number by giving the Managers Notice of the change.

1.34. "Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the total of an Interest Holder's Capital Account and the denominator of which is the total of all Capital Accounts of all Interest Holders (or subset of Interest Holders as prescribed by the context).

1.35. "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.36. "Preferred Member" shall mean any person who is admitted to the Company pursuant to the terms of this Agreement as a Preferred Member. The Preferred Members shall not have Voting Interests, except as required by law.

1.37. "Profits" and "Losses" are defined in Section 4.3.

1.38. "Regulations," "Reg," or "Treasury Reg" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the IRC, as those Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.39. "Reserves" means the reserves that the Managers, in the Managers' sole discretion, deem reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.40. "Tax Item" means each item of income, gain, loss, deduction, or credit of the Company.

1.41. "Partnership Representative" means the Person designated under Section 6.6.

1.42. "Transfer" means any sale, assignment, gift, Encumbrance, or other disposition of an Interest or any part of an Interest, directly or indirectly, including by operation of law, under court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors, but excluding an Encumbrance that is expressly permitted under this Agreement.

1.43. "Transferable Interest" means the right, as originally associated with a Person's capacity as a Member, to receive distributions from the Company in accordance with the terms of this Agreement, whether or not the Person remains a Member, and the right to information with respect to the Company as provided to a "transferee" under Corporations Code §17704.10.

1.44. "Transferee" means a Person who has acquired all or part of a Member's Transferable Interest in the Company, by a Transfer in accordance with the terms of this Agreement. A Transferee of a Preferred Membership shall be a Preferred Transferee and a Transferee of a Common Membership shall be a Common Transferee.

1.45. "Transferring Member" means a Member who by a Transfer has transferred a Transferable Interest in the Company to a Transferee.

1.46. "Triggering Event" is defined in Section 8.4.

1.47. "Vote" means a written consent, a ballot cast, a voice vote at a meeting, or consent given by electronic transmission to the Company.

1.48. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management of the Company, except as limited by the provisions of this Agreement. A Member's Voting Interest, if any, shall be directly proportional to that Member's Percentage Interest.

1.49. "Writing," whether capitalized or not, includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Interest Holders, "writing" shall include electronic transmissions by and to the Company.

1.50. "Written" or "in writing," whether capitalized or not, includes facsimile and other electronic communication authorized by the Corporations Code.

ARTICLE II: ORGANIZATIONAL MATTERS

2.1. The Articles of Organization were filed with the California Secretary of State on May 19, 2020.

2.2. The name of the Company is Opportunity Main Street, LLC. The business of the Company may be conducted under that name, or, in compliance with applicable laws, any other name that the Managers deem appropriate.

2.3. The principal executive office of the Company shall be at 4388 Lorren Drive, Fremont, California 94536, or any other place or places determined by the Managers from time to time.

2.4. The Managers from time to time may change the Company's agent for service of process. The Company shall notify the Secretary of State of any change to the agent for service of process.

2.5. The Members intend the Company to be a limited liability company under the Act, classified as a partnership for federal and state income taxes, to the maximum extent possible. The rights and liabilities of the Interest Holders and Managers shall be determined under the Act and this Agreement. To the extent that the rights or obligations of any Interest Holder or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement shall control to the extent permitted by the Act. Neither the Managers nor any Interest Holder shall take any action inconsistent with the express intent of the parties to this Agreement.

2.6. The term of existence of the Company shall commence on the date that the Articles of Organization are filed with the California Secretary of State, and shall continue until terminated by the provisions of this Agreement or as provided by law.

2.7. The Manager of the Company shall be Jennifer Kassan.

ARTICLE III: CAPITAL AND CAPITAL CONTRIBUTIONS

3.1. Each Member shall contribute capital to the Company in the form of money, as more particularly specified in **Exhibit A**, which shall thereafter be deemed the Member's initial Capital Contribution. If a Member fails to make the initial Capital Contribution specified in this Section 3.1 within 30 days after making a written commitment to do so, that Member's entire Membership Interest shall terminate, and that Member shall indemnify and hold the Company and the other Interest Holders harmless from any loss, cost, or expense, including reasonable attorney fees, caused by the failure to make the initial Capital Contribution.

3.2. No Interest Holder shall be required to make any additional Capital Contributions. Any additional Capital Contribution of an Interest Holder shall be set forth on **Exhibit A**. An Interest Holder's additional Capital Contribution shall not be deemed to have increased by virtue of any obligation to return amounts to the Company pursuant to this Agreement or the making of any other payments not specifically identified in this Agreement as contributions to the capital of the Company. All Capital Contributions are subject to approval by the Managers.

3.3. An individual Capital Account for each Interest Holder shall be maintained in accordance with the requirements of Treasury Regulation §1.704–1(b)(2)(iv) and adjusted in accordance with the following provisions:

(a) An Interest Holder's Capital Account shall be increased by that Interest Holder's Capital Contributions, that Interest Holder's share of Profits, and any items in the nature of income or gain that are specially allocated to that Interest Holder under Article IV.

(b) An Interest Holder's Capital Account shall be increased by the amount of any Company liabilities assumed by that Interest Holder subject to and in accordance with the provisions of Treasury Regulation §1.704–1(b)(2)(iv)(c).

(c) An Interest Holder's Capital Account shall be decreased by (a) the amount of cash distributed to that Interest Holder; (b) the Fair Market Value of any property of the Company so distributed, net of liabilities secured by the distributed property that the distributee Interest Holder is considered to assume or to be subject to under IRC §752; and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Interest Holder under Article IV.

(d) An Interest Holder's Capital Account shall be reduced by the Interest Holder's share of any expenditures of the Company described in IRC §705(a)(2)(B) or that are treated as section 705(a)(2)(B) expenditures under Treasury Regulation §1.704–1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under IRC §267(a)(1) or §707(b)).

(e) If any Transferable Interest (or portion thereof) is Transferred, the transferee of the Transferable Interest or portion shall succeed to the transferor's Capital Account corresponding to the interest or portion.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(d)(2).

(g) Each Interest Holder's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Treasury Regulations §§1.704–1(b)(2)(iv)(f) and 1.704–1(b)(2)(iv)(g), including the special rules under Treasury Regulation §1.701–1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Treasury Regulation §1.704–1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

3.4. An Interest Holder shall not be entitled to a return of any part of the Interest Holder's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.5. No interest shall be paid on Capital Contributions or on the balance of an Interest Holder's Capital Account.

3.6. An Interest Holder shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.7. Except as otherwise expressly provided in this Agreement, no Interest Holder shall have priority over any other Interest Holder with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1. All Available Cash (including all Available Cash resulting from a Capital Event) shall be distributed among the Interest Holders as follows:

(a) Until such time as an amount of Available Cash equivalent to two times each Preferred Interest Holder's total Capital Contribution has been distributed to the Preferred Interest Holders, all Available Cash shall be distributed to the Preferred Interest Holders pro rata in accordance with their relative Percentage Interests;

(b) Thereafter, all of the Available Cash shall be distributed to all Interest Holders (both Common and Preferred) pro rata in accordance with their relative Percentage Interests.

The parties intend that Available Cash shall be distributed as soon as practicable following the Managers' determination that cash is available for distribution. The parties acknowledge that no assurances can be given about when or whether cash shall be available for distributions to the Interest Holders.

4.2. The Profits and Losses of the Company (including Profits and Losses of the Company resulting from a Capital Event) and items of Company income, gain, loss, deduction, or credit shall be allocated in the same manner as distributions.

4.3. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with IRC §703(a), including all Tax Items required to be stated separately under IRC §703(a)(1), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to taxable income or loss;

(b) Any expenditures of the Company described in IRC §705(a)(2)(B) or treated as IRC §705(a)(2)(B) expenditures under Treasury Regulation §1.704–1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from taxable income or shall increase that loss; and

(c) Notwithstanding the foregoing provisions of this Section 4.3, any items of income, gain, loss, or deduction that are specially allocated shall not be taken into account in computing Profits or Losses under Section 4.2.

4.4. The following definitions shall apply for purposes of this Article IV.

(a) "Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant fiscal year of the Company, after the Interest Holder's Capital Account has been adjusted as follows: (1)

increased by the amount of the Interest Holder's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and (2) decreased by the amount of the items described in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4)–(6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation §1.704–1(b)(2)(ii)(d) and shall be interpreted consistently with that Regulation.

(b) "Company Minimum Gain" has the meaning set forth in Treasury Regulation §1.704–2(d)(1).

(c) "Member Nonrecourse Debt" is defined in Treasury Regulation §1.704–2(b)(4).

(d) "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Treasury Regulation §1.704–2(i)(2).

(e) "Member Nonrecourse Deductions" has the meaning set forth in Treasury Regulation §1.704–2(i)(2). For any Company fiscal year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to that Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during that year to the Interest Holder bearing the economic risk of loss for Member Nonrecourse Debt if the distributions are both from the proceeds of the Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, all as determined according to the provisions of Treasury Regulation §1.704–2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Treasury Regulation §1.704–2(j) shall be followed.

(f) "Nonrecourse Deductions" has the meaning set forth in Treasury Regulation §1.704–2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

(g) "Nonrecourse Liability" has the meaning set forth in Treasury Regulation §1.752–1(a)(2).

4.5. The following special allocations shall be made in the following order:

(a) *Company Minimum Gain Chargeback.* If there is a net decrease in Company Minimum Gain during a fiscal year, each Interest Holder shall be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to that Interest Holder's share of the net decrease in Company Minimum Gain as determined in accordance with Treasury Regulation §1.704–2(g)(2).

(b) *Member Nonrecourse Debt Minimum Gain Chargeback.* If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year (as defined in the Regulations), any Interest Holder with a share of the Member Nonrecourse Debt Minimum Gain attributable to that Member's Nonrecourse Debt as of the beginning of the fiscal year should be allocated items of Company income and gain for that year (and, if necessary, subsequent years) equal to that Interest Holder's share of the net decrease in Member Nonrecourse Debt Minimum Gain. An Interest Holder's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined under Treasury Regulation §1.704–2(g)(2). An Interest Holder shall not be subject to the foregoing chargeback to the extent permitted under Treasury Regulation §1.704–2(i)(4).

(c) *Qualified Income Offset*. If any Interest Holder unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4), (d)(5), or (d)(6), that Interest Holder shall be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for that fiscal year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of that Interest Holder as quickly as possible; provided that an allocation under this Section 4.5(c) shall be made only if and to the extent that the Interest Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been made as if this Section 4.5(c) were not in the Agreement.

(d) *Gross Income Allocation.* In the event any Interest Holder has a deficit Capital Account at the end of any Company fiscal year in excess of the sum of:

(1) The amount the Interest Holder is obligated to restore under any provision of this Agreement, and

(2) The amount the Interest Holder is deemed to be obligated to restore under Treasury Regulation §1.704–2(g)(1), (i)(5), each such Interest Holder shall be specially allocated items of Company income in the amount of the excess as quickly as possible; except that an allocation under this Section 4.5(d) shall be made only if and to the extent that the Interest Holder would have a deficit Capital Account in excess of that sum after all other allocations provided for in this Article IV have been made as if Section 4.5(c) and this Section 4.5(d) were not in the Agreement.

(e) *Member Nonrecourse Deductions.* Any Member Nonrecourse Deductions for any Company fiscal year shall be specially allocated to the Interest Holder who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704–2(i)(1).

(f) *Nonrecourse Deductions*. Nonrecourse Deductions for any fiscal year shall be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

(g) *Section 754 Adjustments*. To the extent an adjustment to the adjusted tax basis of any Company asset under IRC §734(b) or §743(b) is required under Treasury Regulation §1.704–1(b)(2)(iv)(m)(4) or §1.704–1(b)(2)(iv)(m)(2) to be taken into account in determining Capital Accounts as the result of a distribution to an Interest Holder in complete liquidation of the Interest Holder's interest in the Company, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss shall be specially allocated to the Interest Holders in accordance with their interests in the Company in the event that Treasury Regulation

§1.704–1(b)(2)(iv)(m)(2) applies, or to the Partner to whom the distribution was made in the event that Treasury Regulation §1.704–1(b)(2)(iv)(m)(4) applies.

4.6. Member Nonrecourse Deductions for any fiscal year of the Company shall be allocated to the Interest Holders in the same proportion as Profits are allocated under Section 4.2, provided that any Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Interest Holder who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704–2(i)(2).

4.7. Any Unrealized Appreciation or Unrealized Depreciation in the values of Company property distributed in kind to all the Interest Holders shall be treated in accordance with applicable law.

4.8. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by an Interest Holder to the capital of the Company, or that has been revalued under the provisions of Article III, Section 3.3(g), and that is required or permitted to be allocated to the Interest Holder for income tax purposes under IRC §704(c) so as to take into account the variation between the tax basis of the property and its Fair Market Value at the time of its contribution, shall be allocated solely for income tax purposes in the manner required or permitted under IRC §704(c) using the "traditional" method described in Treasury Regulation §1.704–3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Interest Holder and the Managers.

4.9. In the case of a Transfer of a Transferable Interest during any fiscal year of the Company, the Transferring Member and Transferee shall each be allocated Profits or Losses based on the number of days each of them held the Transferable Interest during that fiscal year. If the Transferring Member and Transferee agree to a different proration and advise the Managers of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year shall be allocated to the holder of the Transferable Interest on the day the Capital Event occurred. If a Transferee makes a subsequent Transfer, the Transferee shall be considered a "Transferring Member" with respect to the subsequent Transferee for purposes of these allocations.

4.10. (a) The Gross Asset Value of all Company property shall be adjusted at the following times: (1) on the acquisition of an interest or additional interest in the Company by any new or existing Interest Holder in exchange for more than a de minimis Capital Contribution; (2) on the distribution of money or other property (other than a de minimis amount) by the Company to an Interest Holder as consideration for a Transferable Interest in the Company; and (3) on the liquidation of the Company within the meaning of Treasury Regulation §1.704–1(b)(2)(ii)(g), provided, however, that adjustments under clauses (1) and (2) above shall be made only in the event of a revaluation of Company property under Article III, Section 3.3(g) in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(f).

(b) The Gross Asset Value of Company property shall be increased or decreased to reflect adjustments to the adjusted tax basis of the property under IRC §732, §733, or §743, subject to the limitations imposed by IRC §755 and Treasury Regulation §1.704–1(b)(2)(iv)(m).

(c) If the Gross Asset Value of an item of property has been determined or adjusted under Article I, Section 1.20, or subsection (a) or (b) of this Section 4.10, the Gross Asset Value shall be adjusted by the Book Depreciation, if any, taken into account with respect to that property for purposes of computing Profits and Losses.

4.11. It is the intent of the Members that each Interest Holder's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by IRC §704(b)–(c). Notwithstanding anything to the contrary in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under IRC §704(b)–(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Managers are granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary for the allocation provisions to be respected for federal income tax purposes.

4.12. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property shall be as determined by the Managers. If noncash proceeds are subsequently reduced to cash, that cash shall be taken into account by the Managers in determining Available Cash and the Managers shall determine whether the cash has resulted from operations or from a Capital Event.

4.13. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in connection with a liquidation of the Company, or when any Interest Holder's interest is liquidated, all items of income and loss first shall be allocated to the Interest Holders' Capital Accounts in accordance with this Article IV, and other credits and deductions to the Interest Holders' Capital Accounts shall be made before the final distribution is made. The final distribution to the Interest Holders shall be made as provided in Article IX, Section 9.2(c) of this Agreement. The provisions of this Section 4.13 and Article IX, Section 9.2(c), shall be construed in accordance with the requirements of Treasury Regulation §1.704–1(b)(2)(ii)(b)(2).

ARTICLE V: MANAGEMENT

5.1. The business of the Company shall be managed by the Persons named as Managers in Article II, Section 2.7, or any successors, selected as provided in Section 5.3. Except as otherwise provided in this Agreement, all decisions concerning the management of the Company's business shall be made by the Vote of a majority, by number, of the Managers.

5.2. Each Manager shall serve until the earlier of (1) the Manager's resignation, retirement, death, or disability and (2) the Manager's removal by a Majority of Members.

5.3. Each Manager shall be appointed by a Majority of Members.

5.4. Actions of the Managers shall be taken at meetings or as otherwise decided by a majority of the Managers. No regular meetings of the Managers need be held. Any two Managers may call a meeting of the Managers by giving Notice of the time and place of the meeting at least 48 hours before the time of the holding of the meeting. The Notice need not specify the purpose of the meeting, nor the location if the meeting is to be held at the principal executive office of the Company.

A majority of Managers shall constitute a quorum for the transaction of business at any meeting of the Managers.

The transactions of the Managers at any meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Manager not present signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes of the meeting.

Any action required or permitted to be taken by the Managers under this Agreement may be taken without a meeting if a majority of the Managers individually or collectively consent in writing to the action.

Managers may participate in meetings through the use of a teleconference, videoconference, or similar communications equipment, provided that all Managers participating in the meeting can hear one another.

5.5. It is acknowledged that the Managers have other business interests to which the Managers devote part of their time. The Managers shall devote as much time to the conduct of the business of the Company as the Managers, in their own good faith and discretion, deem necessary.

5.6. The Managers may receive compensation for their services as determined by a Majority of Members. The Company shall reimburse the Managers for all expenses reasonably incurred by the Managers in the performance of their duties.

5.7. The Company shall have a Chief Executive Officer (CEO), who shall be Jennifer Kassan. The CEO shall have general supervision of the business and affairs of the Company, shall preside at all meetings of Members (if any) and of Managers, and shall have any other powers and duties usually vested in a chief executive officer and as delegated by the Managers. The Managers may provide for additional officers of the Company, may alter the powers and duties of the CEO, and shall establish the powers and duties of all other officers and the compensation of all Company officers.

ARTICLE VI: ACCOUNTS AND ACCOUNTING

6.1. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at other locations that the Managers shall determine from time to time, and shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of inspection and copying shall be borne by the Member.

6.2. The fiscal year of the Company shall be January 1 through December 31.

6.3. At all times during the term of existence of the Company, and beyond that term if the Managers deem it necessary, the Managers shall keep or cause to be kept the books of account referred to in Section 6.1, together with:

(a) A current list of the full name and last known business or residence address of each Member and Transferee, together with the Capital Contribution and the share in Profits and Losses of each Member and Transferee;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Articles of Organization, as amended;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent tax years;

(e) An original executed copy or counterparts of this Agreement, as amended;

(f) Any powers of attorney under which the Articles of Organization or this Agreement or any amendments to the Articles of Organization or this Agreement were executed;

(g) Financial statements of the Company for the six most recent fiscal years; and

(h) The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

If the Managers deem that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of those items shall be as designated by the Managers.

6.4. At the end of each fiscal year, the books of the Company shall be closed and examined, statements reflecting the financial condition of the Company and its Profits or Losses shall be prepared, and a report about those matters shall be issued by the Company. Copies of the financial statements shall be given to all Interest Holders. The Managers shall cause an annual report to be sent to each Interest Holder within 120 days after the end of the fiscal year of the Company. The annual report may be sent by electronic transmission by the Company.

6.5. Within 90 days after the end of each taxable year of the Company, the Managers (or their designee) shall send to each of the Members and Transferees all information necessary for the Members and Transferees to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for that year.

6.6. Jennifer Kassan shall act as Partnership Representative of the Company under IRC §6223(a).

6.7. The Partnership Representative shall have the authority, and the Interest Holders shall have the obligations, described in the following subsections.

(a) The obligations of each Interest Holder or former Interest Holder under this Section 6.7 shall survive the transfer or redemption by an Interest Holder of its Interest and the termination of this Agreement or the dissolution of the Company.

(b) The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company (including, if applicable, any election under IRC §6226(a)). The Interest Holders shall take any and all actions requested by the Partnership Representative consistent with any elections made and actions requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax or adjustment due.

(c) No later than 10 business days after the Partnership Representative has knowledge of any audit or proceeding concerning the Company, the Partnership Representative shall notify the Interest Holders of the existence of such audit or proceeding. Each Interest Holder shall have the right to have a tax advisor of its own choosing participate in, but not direct, the prosecution or defense of such audit or proceeding at such Interest Holder's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation.

ARTICLE VII: MEMBERSHIP

7.1. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and hold harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of any claim based on any action by the Member in contravention of the first sentence of this Section 7.1.

ARTICLE VIII: DISSOCIATION AND TRANSFERS OF INTERESTS

8.1. Dissociation. An Interest Holder may not dissociate from the Company without the written consent of a Majority of Members, excluding the Vote (if any) of the Interest Holder who seeks consent to dissociate. Dissociation shall not release an Interest Holder from any obligations and liabilities under this Agreement accrued or incurred before the effective date of dissociation. Following dissociation, the dissociating Interest Holder shall only have the rights of a Transferee with respect of the dissociating Interest Holder's Interest. Unless the Members consent to the dissociation as set forth above, the dissociating Interest Holder shall not receive a distribution of its Interest until the dissolution and liquidation of the Company. If the dissociation is approved as set forth above, the dissociating Interest Holder shall receive as full payment for its Interest in the Company an amount equal to its Percentage Interest multiplied by the book value of the Company. Book value shall be determined based on the value of the Company's assets less liabilities as reflected on the books of the Company and shall not include any provision for good will. The withdrawing Interest Holder shall execute and deliver any documents as may be required to effectuate a transfer of the Interest to the Company. The purchase price may be paid in installments for a period of up to five years with simple interest of 5% per year.

8.2. Transfers and Encumbrances. Except as expressly provided in this Agreement, an Interest Holder shall not Transfer any part of the Interest Holder's Interest in the Company, whether now owned or later acquired, unless (a) a Majority of Members consents to the Transferee's admission to the Company as a Member or Transferee upon the proposed Transfer and (b) the Interest to be Transferred, when added to the total of all other Interests Transferred in the preceding 12 months, shall not cause the termination of the Company under the Corporations Code.

No Interest Holder may Encumber or permit or suffer any Encumbrance of all or any part of the Interest Holder's Interest in the Company unless the Encumbrance has been approved in writing by the Managers. Approval may be granted or withheld in the Managers' sole discretion. Any Encumbrance of an Interest without that approval shall be void.

Notwithstanding any other provision of this Agreement to the contrary, an Interest Holder who is a natural person may Transfer all or any portion of his or her Interest to any revocable trust created for the benefit of the Interest Holder, or any combination between or among the Interest Holder, the Interest Holder's spouse or domestic partner, and the Interest Holder's issue, provided that the Interest Holder retains a beneficial interest in the trust and all of the Voting Interest included in the Interest (if any). A Transfer of an Interest Holder's beneficial interest in the trust, or failure to retain the Voting Interest (if any), shall be deemed a Transfer of an Interest.

8.3. Right of First Refusal. If an Interest Holder wishes to Transfer any or all of its Interest in the Company under a Bona Fide Offer (as defined below), the Interest Holder ("Offering Interest Holder") shall give Notice to the Managers at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. If the price for the Interest is other than cash, the fair value in dollars of the price shall be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the Offering Interest Holder. For 30 days after the Notice is given, the Company shall have the right to purchase the Interest offered on the terms stated in the Notice.

If the Company does not exercise the right to purchase all of the Interest, then, with respect to the portion of the Interest that the Company does not elect to purchase, that right shall be given to the Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the Members shall have the right to purchase, on the same terms, a part of the interest of the Offering Interest Holder in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire Interest to be sold by the Offering Interest Holder.

If the Company and the Members do not exercise their rights to purchase all of the Interest, the Offering Interest Holder may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell that Interest to the offeror named in the Notice. Unless the requirements of Section 8.2 are met, the offeror under this Section 8.3 shall become a Transferee and not a Member.

8.4. On the happening of any of the following events (Triggering Events), the Company and the Members shall have the option to purchase the Interest of an Interest Holder ("Selling Interest Holder") at the price and on the terms provided in Section 8.8, as provided in Section 8.6:

(a) The death, incapacity, bankruptcy, or dissociation of an Interest Holder, or the winding up and dissolution of an Interest Holder that is an entity, or the merger or other reorganization of an Interest Holder that is an entity as a result of which the Interest Holder does not survive as an entity.

(b) The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Interest Holder agrees to promptly give Notice of a Triggering Event to the Managers.

8.5. Notwithstanding any other provisions of this Agreement:

(a) If, in connection with the divorce or dissolution of the marriage of an Interest Holder, any court issues a decree or order that transfers, confirms, or awards an Interest, or any portion of it, to that Interest Holder's spouse (an "Award"), then, notwithstanding that the transfer would constitute an unpermitted Transfer under this Agreement, that Interest Holder shall have the right to purchase from his or her former spouse the Interest, or portion of it, that was so transferred, and the former spouse shall sell the Interest or portion of it to that Interest Holder at the price set forth below in Section 8.8 of this Agreement. If the Interest Holder has failed to consummate the purchase within 180 days after the court Award (the Expiration Date), this failure shall be deemed a Triggering Event and the Company and the other Members shall have the option to purchase from the former spouse the Interest or portion of it under Section 8.6 of this Agreement, provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the Award.

(b) If, by reason of the death of a spouse of an Interest Holder, any portion of an Interest is transferred to a Transferee other than (1) that Interest Holder or (2) a trust created for the benefit of that Interest Holder (or for the benefit of that Interest Holder and any combination between or among the Interest Holder and the Interest Holder's issue) in which the Interest Holder is the sole Trustee and the Interest Holder, as Trustee or individually, possesses all of the Voting Interest included in that Interest (if any), then the Interest Holder shall have the right to purchase the Interest or portion of it from the estate or other successor of his or her deceased spouse or Transferee of the deceased spouse, and the estate, successor, or Transferee shall sell the Interest or portion of it at the price set forth in Section 8.8 of this Agreement. If the Interest Holder has failed to consummate the purchase within 180 days after the date of death (the Expiration Date), this failure shall be deemed a Triggering Event and the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Interest or portion of it under Section 8.6 of this Agreement, provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the death.

8.6. On the occurrence of any Triggering Event described in Section 8.4 or 8.5 as determined in good faith by the Managers (the date of the receipt of Notice of a Triggering Event or the date of discovery of a Triggering Event is hereinafter referred to as the "Option Date"), the Managers shall promptly cause a Notice to be sent to all Members, and the Company shall have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 8.8, to purchase the Interest in the Company to which the option relates, at the price and on the terms set forth in Section 8.8 of this Agreement, and the other Members, pro rata in accordance with their Membership Interests in the Company, shall then have the option, for a period of 30 days thereafter, to purchase the Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Members do not elect to purchase the entire remaining Interest in the Company, then the Members electing to purchase shall have the right, pro rata in accordance with their Membership Interests in the Company, to purchase the additional Interest in the Company available for purchase. The Transferee of the Interest in the Company that is not purchased shall hold the Interest in the Company subject to all of the provisions of this Agreement.

8.7. Neither an Interest Holder whose interest is subject to purchase under this Article, nor that Interest Holder's Affiliate, shall participate in any Vote of any matter pertaining to the disposition of the Interest Holder's Interest in the Company.

8.8. The purchase price of the Interest that is the subject of an option under Section 8.6. shall be the Fair Option Price of the Interest as determined under this Section 8.8. The term "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree on the Fair Option Price. If the parties are unable to so agree within 30 days of the Option Date, the selling party and the purchasing party shall each appoint one appraiser within 40 days of the Option Date. The two appraisers shall within a period of 5 additional days, agree on and appoint an additional appraiser. The three appraisers shall, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Interest in writing and submit their report to all the parties.

The Fair Option Price shall be determined by disregarding the appraiser's valuation that diverges the most from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations shall be the Fair Option Price. Each party shall pay for the services of the appraiser selected by it, plus one-half of the fee charged by the third appraiser, and one-half of all other costs relating to the determination of Fair Option Price. The Fair Option Price as so determined shall be payable in cash.

8.9. Except as expressly permitted under Section 8.2, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to the Membership Interest (Substituted Member) only (a) by consent of a Majority of Members, and (b) on the prospective transferee's written acknowledgement of its status as a Member. Any prospective transferee of a Membership Interest shall be deemed a Transferee, and, therefore, the owner of only a Transferable Interest until the prospective transferee has been admitted as a Substituted Member.

8.10. Any person admitted to the Company as a Substituted Member or a Transferee is subject to all the provisions of this Agreement that apply to the Member from whom the Interest was transferred, except that the transferring Member shall not be released from liabilities as a Member solely as a result of the transfer, both with respect to obligations to the Company and to third parties incurred before the transfer.

8.11. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including California, or registered under the Securities Act of 1933, in reliance on exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Interests may not be Transferred unless registered or qualified under applicable state and federal securities laws unless, in the opinion of legal counsel satisfactory to the Company, qualification or registration is not required. An Interest Holder who desires to transfer an Interest shall be responsible for all legal fees incurred in connection with that opinion.

ARTICLE IX: DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved on the first to occur of the following events:

(a) The written agreement of Members representing 50 percent or more of the Voting Interests to dissolve the Company.

(b) The sale or other disposition of substantially all of the Company's assets.

(c) Entry of a decree of judicial dissolution under Corporations Code §17707.03.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers or, if there is no Manager, the Members, shall wind up the affairs of the Company. The Managers or Members winding up the affairs of the Company shall give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (including debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation;

(b) To the establishment of reasonable reserves for contingent liabilities or obligations of the Company. On the determination that reserves are no longer necessary, they shall be distributed as provided in this Section 9.2;

(c) As provided in Article IV, Section 4.1, among the Interest Holders with positive Capital Account Balances.

9.3. Each Interest Holder shall look solely to the assets of the Company for the return of the Interest Holder's investment, and if Company property remaining after the payment or discharge of the Company's debts and liabilities is insufficient to return the investment of each Interest Holder, the Interest Holder shall have no recourse against any other Interest Holders for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

ARTICLE X: CONFIDENTIALITY

10.1. Each Interest Holder covenants with the Company and each other Interest Holder not, to directly or indirectly, through an Affiliate or otherwise, use or disclose in any manner any Confidential Information.

10.2. "Confidential Information" means all trade secrets, "know-how," customer lists, and any business information of the Company designated as confidential.

10.3. Each Interest Holder stipulates that a breach of the provisions of this Article X shall result in irreparable damage and injury to the Company for which no money damages could adequately compensate it. If the Interest Holder breaches the provisions of this Agreement, in addition to all other remedies to which the Company may be entitled, and notwithstanding the provisions of Article XI, Section 11.2, the Company shall be entitled to an injunction to enforce the provisions of this Agreement, to be issued by any court of competent jurisdiction, to enjoin and restrain the Interest Holder and each and every Person concerned or acting in concert with the Interest Holder from the continuance of that breach. Each Interest Holder expressly waives any claim or defense that an adequate remedy at law might exist for any such breach.

ARTICLE XI: INDEMNIFICATION AND ARBITRATION

11.1. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that the Person was or is a Member, Manager, officer, employee, or other Agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against any debt, obligation, or other liability, including expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by that Person in connection with the proceeding, if that Person incurred the debt, obligation, or other liability in the course of that Person's activities on behalf of the Company and acted in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, the Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any Proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case by a Majority of Members.

"Proceeding," as used in this Section 11.1, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of the proceeding, as authorized by the Managers who are not seeking indemnification or, if there are none, by a Majority of the Members, on receipt of an undertaking by that Person to repay that amount unless it shall ultimately be determined that the Person is entitled to be indemnified by the Company. "Expenses," as used in this Section 11.1, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section 11.1.

11.2. Any action to enforce or interpret this Agreement, or to resolve disputes over this Agreement between the Company and a Member, or between or among the Members, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process in the state of California, but arbitration shall be a nonexclusive process elsewhere. Any party may commence arbitration by sending a written demand for arbitration to the other parties. The demand shall set forth the nature of the matter to be resolved by arbitration. The Managers shall select the place of arbitration. The substantive law of the state of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. The prevailing party shall be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction of it. The arbitrator (if permitted under applicable law) or the court may issue a writ of execution to enforce the arbitrator's decision.

ARTICLE XII: ATTORNEY-IN-FACT AND AGENT

12.1. Each Interest Holder irrevocably constitutes and appoints each Manager and any of them acting alone as such Interest Holder's true and lawful attorney-in-fact and agent, with full power and authority in the Interest Holder's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as one in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's articles of organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney shall be deemed to be coupled with an interest and shall survive the Transfer of the Interest Holder's Transferable Interest. Notwithstanding the existence of this power of attorney, each Interest Holder agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize any Manager to act on behalf of an Interest Holder except as described in this Article XII.

ARTICLE XIII: GENERAL PROVISIONS

13.1. This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and Managers or any of them.

13.2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed counterparts of this agreement may be delivered by facsimile transmission or by delivery of a scanned counterpart in portable document format (PDF) by e-mail, in either case with delivery confirmed. On such confirmed delivery, the signatures in the facsimile or PDF data file shall be deemed to have the same force and effect as if the manually signed counterpart had been delivered to the other party in person.

13.3. This Agreement shall be construed and enforced in accordance with the laws of the state of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid that invalidity, illegality, or unenforceability or, if that is not possible, the provision shall, to the extent of that invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

13.4. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

13.5. Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation or other legal entity, and the term "spouse" shall include registered domestic partner, all as the context and meaning of this Agreement may require.

13.6. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

13.7. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

13.8. Except as provided in this Agreement, no provision of this Agreement shall be construed to establish a Member as the agent of any other Member.

13.9. Representations.

(a) Each Interest Holder represents and warrants to the Company and the other Interest Holders that the Interest Holder has the capacity and authority to enter into this Agreement.

(b) Each Interest Holder hereby represents that, with respect to his/her/its Interest: **(i)** he/she/it is acquiring or has acquired such Interest for purposes of investment only, for his/her/its own account (or a trust account if such Interest Holder is a trustee), and not with a view to resell or distribute the same or any part thereof; and **(ii)** no other Person has any interest in such Interest or in the rights of such Interest Holder under this Agreement other than a spouse having a community property or similar interest under applicable law. Each Interest Holder also represents that he/she/it has the business and financial knowledge and experience necessary to acquire his/her/its Interest on the terms contemplated herein and that he/she/it has the ability to bear the risks of such investment (including the risk of sustaining a complete loss of all his/her/its capital contributions) without the need for the investor protections provided by the registration requirements of the 1933 Act.

(c) Except to the extent set forth in a notice provided to the Company, each Interest Holder hereby represents that allocations, distributions, and other payments to such Interest Holder by the Company are not subject to tax withholding under the IRC. Each Interest Holder hereby agrees to promptly notify the Company in the event that any allocation, distribution, or other payment previously exempt from such withholding becomes or is anticipated to become subject thereto.

13.10. The article, section, and subsection titles and headings in this Agreement are inserted as matters of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

13.11. Except as otherwise provided in this Section 13.11, this Agreement may be amended, in whole or in part, only through a written amendment executed by a Majority of Members. Each Interest Holder shall be promptly notified of any amendment to this Agreement, provided, however, that a duly adopted amendment shall be effective as of the date and time specified therein without regard to whether any other Interest Holders have been given notice thereof.

Notwithstanding the foregoing, there shall be no amendment to this Agreement which would have a material adverse effect upon an Interest Holder unless the amendment: **(i)** is consented to by such Interest Holder or **(ii)** by its terms applies to all Interest Holders.

13.12. Time is of the essence for every provision of this Agreement that specifies a time for performance.

13.13. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

13.14. No failure by any party to insist on the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy following a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

In witness whereof, the parties have executed or caused to be executed this Agreement on the day and year first above written.

_____

Jennifer Kassan
Common Member

CONSENT OF SPOUSE OR DOMESTIC PARTNER
OF _____

I am the _ _[*spouse/registered domestic partner*]_ _ of the Interest Holder named above and acknowledge that I have read the foregoing Operating Agreement for Opportunity Main Street, LLC, dated as of November 5, 2021 (the "Agreement"), and understand its provisions. I am aware that, under the terms of the Agreement, my _ _[*spouse/domestic partner*]_ _ has agreed to sell or transfer his or her Interest in the Company, including any community property or quasi-community property interest of mine in it, in accordance with the terms and provisions of the Agreement. I expressly approve of and agree to be bound by all of the provisions of the Agreement, including, without limitation, the provisions relating to the sale and transfer of Interest and the restrictions on sale or transfer thereof, and I agree that the Interest of my _ _[*spouse/domestic partner*]_ _, including any interest of mine in it, is subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement with respect to the Interest of my _ _[*spouse/domestic partner*]_ _ and any interest of mine in it.

I consent to the execution of the Agreement by my _ _[*spouse/domestic partner*]_ _, and I hereby irrevocably appoint my _ _[*spouse/domestic partner*]_ _ as my agent and attorney-in-fact for purposes of executing and performing any action directly or indirectly relating to the Agreement, including, without limitation, amendments and supplements to or waivers, consents, or approvals under the Agreement, without further signature or consent by or notice to me. If I predecease my spouse or domestic partner when my spouse owns a Interest, I hereby agree not to devise or bequeath any community property or quasi-community property interest that I may have in the Company in contravention of the Agreement.

In the event of a dissolution of the _ _[*marriage/domestic partnership*]_ _ of my _ _[*spouse/domestic partner*]_ _ and me, I agree that I will not, in any dissolution proceeding or property settlement agreement settling community or other property rights and obligations, seek to become a legal or beneficial owner of an interest in the Company or of any of the Company's assets, nor will I seek to cause the Company to be dissolved, liquidated, partitioned, or sold. However, I reserve the right to the value of any Interest to which I may be entitled under any community property laws, but I agree to look solely to other assets owned by my _ _[*spouse/domestic partner*]_ _ for this value.

I understand and acknowledge that I have been encouraged to seek independent counsel to fully understand the terms, conditions, and consequences of the Agreement and this Consent before signing this Consent, and that I have the right to seek independent counsel at any time. By signing below, I acknowledge that I am satisfied with all of the terms of this Consent and the Agreement, and that I have received full disclosure concerning, and fully understand, the rights that I am negating and agreeing to waive.

Date: _____   _____
                             Signature

                             _____
                             Name

EXHIBIT G: FINANCIAL STATEMENTS

OMS Management LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to April 26, 2025

TABLE OF CONTENTS



Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

www.rnbcapitalcpas.com
954-399-1914

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: OMS Management LLC. Management

We have reviewed the accompanying financial statements of OMS Management LLC (the Company) which comprise the statement of financial position as of inception to April 26, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
May 6, 2025

OMS MANAGEMENT LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		Inception to April 26, 2025
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS		-
LIABILITIES AND EQUITY		
Current Liability:		
Other current liability	$	349
Total Current Liability		349
TOTAL LIABILITY		349
EQUITY		
Accumulated Deficit		(349)
TOTAL EQUITY		-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

OMS MANAGEMENT LLC
STATEMENT OF OPERATIONS

		Inception to
		April 26, 2025
Operating Expenses		
General and Administrative	$	349
Total Operating Expenses		**349**
Net Loss	$	**(349)**

See Accompanying Notes to these Unaudited Financial Statements

OMS MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Common Stock		Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount		
Inception at 02/11/2025	-	-	-	-
Net loss	-	-	(349)	(349)
Ending balance at 04/26/2025	**-**	**-**	**-**	**(349)**

See Accompanying Notes to these Unaudited Financial Statements

OMS MANAGEMENT LLC
STATEMENT OF CASH FLOWS

		Inception to April 26, 2025
OPERATING ACTIVITIES		
Net Loss	$	(349)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other current liability		349
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	349
Net Cash provided by (used in) Operating Activities		-
Cash at the beginning of period		-
Net Cash increase (decrease) for period		-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

OMS Management LLC
Notes to the Unaudited Financial Statements
Inception to April 26, 2025
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

OMS Management LLC ("the Company") was formed in Delaware on February 11, 2025. The Company serves as the manager and a member of Opportunity Main Street, LLC a California limited liability company (the "Project Entity"), which Project Entity has acquired, and shall own, develop, manage, lease, and ultimately sell 15 West Mulberry Street, Baltimore, MD 21201 (the "Property"), and engage in any other business in which limited liability companies may legally engage under the Act.. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. Management remains committed to its strategic objectives and believes its continued efforts will mitigate the risks associated with early-stage operations.However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of April 26, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of cost in organizing the Company.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Upon the Company's inception on February 11, 2025, Opportunity Main Street LLC, a related party, paid the Company's organization costs amounting to $349.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's liability from inception through April 26, 2025, consists solely of the amount due to Opportunity Main Street LLC for organization costs totaling $349.

NOTE 6 – EQUITY

The Company has authorized 1,500,000 shares, consisting of 1,499,000 class A shares and 1,000 class B shares. No shares were issued as of the date of this report.

The Class A Shares are intended for outside investors, and the Class B Shares are held exclusively by the Manager. Shares do not carry a stated par value, but Class A Shares are offered at an initial price of $1.00 per share.

The Manager, holding all Class B Shares, has full authority over the operations and affairs of the Company. Class A Members do not have voting or management rights except as specifically provided in the LLC Agreement.

Distributions, when made, are allocated pro rata to Class A Members based on the number of Class A Shares held and are generally made from cash received from the Company's investment in the Project Entity. Distributions are made at the discretion of the Manager and only after the satisfaction of operating expenses and Company liabilities.

Transfers of Class A Shares are subject to restrictions and require compliance with conditions outlined in the LLC Agreement, including rights of first refusal and securities law considerations.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

Exhibit H: How will this work for you?

OMS MANAGEMENT LLC	**Year 1 (2025)**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**TOTAL**
Cash Inflows											
Net Investor Capital (after platform expenses)*	$550,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$550,000
Bank Loan	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Rent	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Interest	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Equity Distributions from Opportunity Main Street (see below)	$0	$0	$526	$594	$745	$905	$1,368	$1,727	$18,148	$954,943	$978,956
Equity Distributions from OMS Development LLC (see below)	$0	$0	$8,854	$10,146	$13,132	$16,311	$23,698	$30,403	$18,026	$0	$120,569
Total Inflows	**$550,000**	**$0**	**$9,379**	**$10,739**	**$13,877**	**$17,216**	**$25,067**	**$32,130**	**$36,174**	**$954,943**	**$1,649,525**
Cash Outflows											
Investment in Opportunity Main Street LLC	**$549,900**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	$549,900
Investment in OMS Developer LLC	**$100**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	$100
Total Outflows	**$550,000**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$550,000**
Net Cash Flow											
To Investors	$0	$0	$9,379	$10,739	$13,877	$17,216	$25,067	$32,130	$36,174	$954,943	$1,099,525
To $5,000 Investor	$0	$0	$85	$98	$126	$157	$228	$292	$329	$8,681	$9,996
As Percent of Investment			1.71%	1.95%	2.52%	3.13%	4.56%	5.84%	6.58%	173.63%	199.91%

OMS TENANT LLC (Master Tenant)	**Year 1 (2025)**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**TOTAL**
Cash Inflows											
HTC investment	$400,000										
Subleases, Licenses, & Misc. Revenue		$113,175	$239,331	$253,067	$267,602	$282,983	$299,260	$316,486	$334,716	$354,009	$2,460,629
Cash Outflows											
Operating Expenses		$63,387	$89,677	$92,738	$95,922	$99,234	$102,678	$106,259	$109,984	$113,858	$873,737
Base lease payments to Landlord (equal to Landlord debt service)		$90,634	$90,634	$95,983	$95,983	$95,983	$92,327	$81,358	$81,358	$81,358	$805,618
Pref return to HTC investor	$1,000	$3,000	$4,000	$4,000	$4,000	$4,000					$20,000
Asset mgmt fee to HTC investor	$6,500	$6,500	$6,500	$6,500	$6,500	$6,500					$39,000
Supplemental lease payment to Landlord		$0	$48,035	$53,308	$64,545	$76,493	$103,212	$127,580	$141,940	$157,205	$772,319

OPPORTUNITY MAIN STREET LLC (Landlord)	**Year 1 (2025)**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**TOTAL**
Cash Inflows											
Investor Capital - OMS Management LLC	$549,900	$0	$0	$0	$0	$0	$0	$0	$0	$0	$549,900
Investor Equity - Other Investors (includes investment from previous years)	$1,245,500	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,245,500
HTC Investor Equity (from Tenant)	$139,300	$260,700	$0	$0	$0	$0	$0	$0	$0	$0	$400,000
Rent from Master Tenant	$0	$90,634	$138,669	$149,291	$160,528	$172,476	$195,539	$208,938	$223,298	$238,563	$1,577,937
Sale or Refinancing (Net)										$3,033,270	$3,033,270
Total Inflows	**$1,934,700**	**$351,334**	**$138,669**	**$149,291**	**$160,528**	**$172,476**	**$195,539**	**$208,938**	**$223,298**	**$3,271,833**	**$6,806,607**
Cash Outflows											

Operating Expenses (bookkeeping, accounting, filing fees for Landlord & Tenant)	$0	$10,000	$10,400	$10,816	$11,249	$11,699	$12,167	$12,653	$13,159	$13,686	$105,828
Debt Service	$55,122	$90,634	$90,634	$95,983	$95,983	$95,983	$92,327	$81,358	$81,358	$81,358	$860,740
Payment of Developer Fee (to OMS Development LLC)			**$35,753**	**$40,367**	**$50,632**	**$61,555**	**$86,494**	**$109,181**	**$68,408**		$452,389
Total Outflows	**$55,122**	**$100,634**	**$136,787**	**$147,166**	**$157,863**	**$169,237**	**$190,987**	**$203,192**	**$162,925**	**$95,044**	**$1,418,957**
Net Cash Flow	$1,879,578	$250,700	$1,882	$2,125	$2,665	$3,240	$4,552	$5,746	$60,373	$3,176,789	$5,387,650
To OMS Management LLC (27.94%; 30.06% after Tenant exits)	$0	$0	$526	$594	$745	$905	$1,368	$1,727	$18,148	$954,943	$978,956

OMS DEVELOPMENT LLC	**Year 1 (2025)**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**TOTAL**
Cash Inflows											
Capital Contribution from OMS Management LLC	$100	$0	$0	$0	$0	$0	$0	$0	$0	$0	$100
Developer Fee Payments	$0	$0	$35,753	$40,367	$50,632	$61,555	$86,494	$109,181	$68,408	$0	$452,389
Total Inflows	**$100**	**$0**	**$35,753**	**$40,367**	**$50,632**	**$61,555**	**$86,494**	**$109,181**	**$68,408**	**$0**	**$452,489**
Cash Outflows											
accounting and filing fees	$0	$6,000	$6,300	$6,615	$6,946	$7,293	$7,658	$8,041	$8,443		$57,295
Total Outflows	**$0**	**$6,000**	**$6,300**	**$6,615**	**$6,946**	**$7,293**	**$7,658**	**$8,041**	**$8,443**		**$57,295**
Net Cash Flow	$100	-$6,000	$29,453	$33,752	$43,686	$54,262	$78,836	$101,140	$59,965	$0	$395,194
To OMS Management LLC (30.06%)	$0	$0	$8,854	$10,146	$13,132	$16,311	$23,698	$30,403	$18,026	$0	$120,569

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

* The target raise is $1.235 million, but if we secure a historic tax credit investor and if our current assumptions regarding development costs are correct, we will close the offering when we have reached $550,000.

EXHIBIT I: PROPERTY APPRAISAL EXTRACT



APPRAISAL REPORT

The insight you need. The independence you trust.

The Mulberry
Proposed Boutique Hospitality Conversion
15 West Mulberry Street
Baltimore, Maryland 21201-4406

BBG File #0124010680

Prepared For
Mr. Kennedy Sandoval
Clearinghouse CDFI
23861 El Toro Road
Lake Forest, CA 92630

Report Date
June 17, 2024

Prepared By
BBG, Inc., New York Office
112 Madison Avenue, 11th Floor
New York, NY 10016
212-682-0400

Client Manager: Mark Haskell
mhaskell@bbgres.com

BBG Website
bbgres.com

Valuation + Assessment



June 17, 2024

Mr. Kennedy Sandoval
Clearinghouse CDFI
23861 El Toro Road
Lake Forest, CA 92630

Re: Appraisal of Real Property
        The Mulberry Building
        15 West Mulberry Street
        Baltimore, Maryland 21201-4406
        BBG File No. 0124010680

Dear Mr. Sandoval:

In accordance with your authorization (per engagement letter found in the *Addenda* of this report), an Appraisal Report of the above-referenced property has been prepared.

The subject property consists of a four-story vacant office building located along the southern side of West Mulberry Street within the Downtown section of the City of Baltimore, State of Maryland. According to public record, the subject property consists of a total of 6,525± square feet of gross building area situated on a 3,926± square foot site. The subject also contains 1,877± square feet of unfinished accessory basement space. The improvements were constructed in 1800 and are in average condition. It is identified on Baltimore City tax maps as Parcel ID, 04-02-0580-003, and the address is 15 West Mulberry Street.

Per the provided plans, the sponsor will be converting the existing improvements into a 5-guestroom boutique bed and breakfast. Per the provided documentation, upon completion, the converted rental building will contain a total of five, 1-bedroom guestrooms within 3,744± square feet of net rentable area, with an average interior square footage of 749± square feet. Additionally, per the provided plans, there will be approximately 700± square feet of net rentable area on the ground floor which is intended to be leased to a café retail operator. That said, the property is expected to contain a total of 6,525± square feet of gross building area with 4,444± square feet of net rentable area. The difference in GBA and NRA can be attributed to the ground floor common area as well as stairwells and hallways. According to the sponsor, the conversion began in July 2023 and paused in November 2023 due to a lack of funds. The renovations area expected to continue in July 2024 with an anticipated completion date of December 31, 2024. According to the conversion budget provided, the project is expected to total approximately $2,063.500 ($1,535,000 in hard costs, $253,500 in soft costs, and $275,000 in FF&E), of which $827,430 in hard and soft and hard costs have been spent to date.

This Appraisal Report was prepared to conform with the requirements of the Uniform Standards of Professional Appraisal Practice (USPAP), and any additional standards of our client Clearinghouse CDFI. Our client may read and rely upon the findings and conclusions of this report. In addition, this report is intended to comply with additional requirements of Clearinghouse CDFI (client) as applicable. This report is intended to be used by the intended user(s) named herein; no other party may rely upon the opinions presented in this report. The intended use of this report is for asset valuation purposes. The intended user of this report is Clearinghouse CDFI.

PROPOSED BOUTIQUE HOSPITALITY CONVERSION APPRAISAL



EXTRAORDINARY ASSUMPTION(S) AND HYPOTHETICAL CONDITION(S)

The values presented within this appraisal report are subject to the extraordinary assumptions and hypothetical conditions listed below. Pursuant to the requirement within Uniform Standards of Professional Appraisal Practice Standards, it is stated here that the use of any extraordinary assumptions and/or hypothetical conditions might have affected the assignment results.

Extraordinary Assumption(s)	We are appraising the subject under the extraordinary assumption that the overview of building specifications provided by the sponsor is accurate. Our Prospective Market Value conclusions are subject to completion of the renovations in accordance with what has been described by documentation provided by the sponsor. It is assumed that completion of renovations will occur in a timely manner and that the quality of workmanship will be consistent with what has been envisioned for the project.
Hypothetical Condition(s)	This appraisal employs no hypothetical conditions.

Based on our inspection of the property and the investigation and the analysis undertaken, we have developed the following value opinion(s).

MARKET VALUE CONCLUSION(S)			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
Market Value - As Is	Fee Simple	May 24, 2024	$900,000
Prospective Market Value - As Complete	Fee Simple	December 31, 2024	$2,300,000
Prospective Market Value - As Stabilized	Leased Fee	December 31, 2025	$2,400,000

This letter must remain attached to the report, which should be transmitted in its entirety, for the value opinion set forth to be considered valid.

Our firm appreciates the opportunity to have performed this appraisal assignment on your behalf. If we may be of further service, please contact us.

Sincerely,
BBG, Inc.

Scott Silverman, MAI
MD Certified General Appraiser
License #: 33666
212-682-0400
ssilverman@bbgres.com



TABLE OF CONTENTS

SUBJECT PROPERTY

(ADDITIONAL PHOTOS LOCATED IN ADDENDA)

 

 

 

COMPETENCY

We have experience appraising similar properties and possess the knowledge and competency to produce a credible value opinion. Scott Silverman, MAI, has experience appraising similar properties and assignments, while possessing the knowledge and competency to produce credible value opinion. Scott Silverman, MAI, is actively engaged in appraisal work in the geographical area of the subject property, and BBG maintains a database of comparable properties for this area. Further, Scott Silverman, MAI, is versed in the analytical methods typically employed in appraising this property type. In summary, the appraisers collectively possess adequate knowledge of the property type, geographical location, and analytical methods necessary to comply with the competency requirements of USPAP for this appraisal assignment.

SUMMARY OF SALIENT FACTS

APPRAISAL INFORMATION	
Client	Clearinghouse CDFI
	23861 El Toro Road
	Lake Forest, CA 92630
Intended User(s)	The intended user of this report is Clearinghouse CDFI
Intended Use	This appraisal is to be used for asset valuation purposes.
Premise Summary	As Is Market Value - May 24, 2024
	As Complete Prospective Market Value - December 31, 2024
	As Stabilized Prospective Market Value - December 31, 2025
Date of Inspection	May 24, 2024
Marketing Time	12 months
Exposure Time	12 months
Owner of Record	Opportunity Main Street LLC
Highest and Best Use	
If Vacant	Construction for hospitality use
As Improved / Proposed	Completion of the proposed conversion and renovation of the existing improvements for boutique bed and breakfast operations per the provided plans

PROPERTY DATA	
Property Name	The Mulberry
Address	15 West Mulberry Street
	Baltimore, Maryland 21201-4406
Location	The subject property is located along the southern side of West Mulberry Street within the Downtown section of Baltimore City, State of Maryland.
Property Description	5-Unit Boutique Bed and Breakfast
Parcel Number (Tax ID)	04-02-0580-003
Census Tract No.	0401.00
Site Area	
Primary Site	3,926 square feet (0.090 acres)
Zoning	C-5HT; Downtown Historic and Traditional Subdistrict
Flood Status (Map / Zone)	2400870018G / Zone X (Unshaded)
Year Built	1800
Year Renovated (Proposed)	2024
Type of Construction	Masonry
Number of Buildings	1
Gross Building Area	6,525 square feet
Net Rentable Area	
Rental	3,744 square feet
Commercial	700 square feet
Net Rentable Area - Total	4,444 square feet
Total Number of Rental Units	5
Occupancy	0.0%
Overall Condition/Quality - Upon Completion	Good
Overall Quality - Upon Completion	Good
Overall Design/Functionality - Upon Completion	Good

Valuation Summary

VALUE INDICATIONS			
As Is as of May 24, 2024			
Cost Approach	Not Developed		
Sales Comparison Approach	$1,000,000	$200,000	Per Key
Income Capitalization Approach			
Direct Capitalization	$900,000	$180,000	Per Key
Approach Reliance	Direct Capitalization		
Value Conclusion - As Is	**$900,000**	**$180,000**	**Per Key**
Exposure Time (Months)	12		
Marketing Time (Months)	12		
As Complete as of December 31, 2024			
Sales Comparison Approach	$2,400,000	$480,000	Per Key
Income Capitalization Approach			
Direct Capitalization	$2,300,000	$460,000	Per Key
Approach Reliance	Direct Capitalization		
Value Conclusion - As Complete	**$2,300,000**	**$460,000**	**Per Key**
Insurable Replacement Cost	**$1,600,000**		
Exposure Time (Months)	12		
Marketing Time (Months)	12		
As Stabilized as of December 31, 2025			
Sales Comparison Approach	$2,500,000	$500,000	Per Key
Income Capitalization Approach			
Direct Capitalization	$2,400,000	$480,000	Per Key
Approach Reliance	Direct Capitalization		
Value Conclusion - As Stabilized	**$2,400,000**	**$480,000**	**Per Key**
Exposure Time (Months)	12		
Marketing Time (Months)	12		

Property Transaction History

PROPERTY HISTORY	
Recent Transaction	
Sale Date	October 14, 2021
Sale Price	$650,000
per Unit	$162,500
per SF GBA	$99.62
Grantor	John A. Brunnett
Grantee	Opportunity Main Street LLC

The subject property is currently vested under the name Opportunity Main Street LLC, who acquired the subject in October 2021 for $650,000. Per the sponsor, at the time of the sale the subject was short term leased to an architecture office, however, the property was acquired for the purpose of the prospective conversion. We note that approvals were gained following the sale. To the best of our knowledge there have been no other known transactions of the subject property within the three years prior to the effective date of this appraisal and the property is not currently on the market for lease or sale, nor under contract of sale.

Per the provided documentation, upon completion, the converted bed and breakfast building will contain a total of 5 guestrooms within 3,744± square feet of net rentable area with an average interior square footage of 749± square feet. Additionally, the property will contain approximately 700± square feet of ground floor commercial space which will be marketed to a café retail tenant. According to the sponsor, the conversion began in July 2023 and paused in



November 2023 due to a lack of funds. The renovations are expected to continue in July 2024 with an anticipated completion date of December 31, 2024. According to the conversion budget provided, the project is expected to total approximately $2,063,500 ($1,535,000 in hard costs, $253,500 in soft costs, and $275,000 in FF&E), of which $827,430 has been spent to date.

The As Is appraised value herein is approximately 38.46% above the recent acquisition price. The driver of the disparity can be attributed to the value associated with the additional costs spent following the acquisition, which is muted by greater macroeconomic and interest rate factors.

CONVERSION BUDGET

CONSTRUCTION COSTS			
Type	Amount	$/Unit	$/SF
Construction Costs (Soft)	$253,500	$50,700	$39
Construction Costs (FF&E)	$275,000	$55,000	$42
Construction Costs (Hard)	$1,535,000	$307,000	$235
Total Developers Cost:	$2,063,500	$412,700	$316

In order to test the reasonableness of the subject's conversion budget, we have compared it to the cost budget included in Marshall Valuation Service (MVS), a nationally recognized publication containing construction costs for all types of building and site improvements. It is important to note that the MVS cost budget represents a ground-up hotel development while the subject property consists of solely an interior renovation. That said, the MVS budget amount is higher than that which was provided by the sponsor. Additionally, we note that MVS does not include FF&E, which is separately included in the sponsor's budget at $275,000. Considering this, the MVS calculation, although higher than the sponsor's budget, is further understated with the omittance of FF&E.

MVS COST CALCULATION

MARSHALL VALUATION SERVICE			
Replacement Cost New (RCN)	Area (SF)	$/SF	Subtotal
Building Improvements			
Base Cost	6,525	$274.00	$1,787,850
Basements	1,877	$48.00	$78,300
Sprinklers	6,525	$6.65	$43,391
Subtotal			$1,930,791
Multipliers			
Current Cost		1.050	
Local Area		1.000	
Story Height		1.005	
Product of Multipliers			x 1.055
Adjusted Base Building Cost			$2,037,467
Total Direct Costs			$2,037,467
Plus: Other Indirect Costs (% of Direct Costs)	20.0%		$407,493
Subtotal Replacement Cost New (RCN)			$2,444,961
Rounded to nearest $100,000			$2,400,000
Source: Marshall Valuation Service			
Type: Hotels	Section: 11		Class: B
Date: Nov-2022	Page: 22		Quality: Good

HVS U.S. HOTEL DEVELOPMENT SURVEY

As noted above, the sponsor's budget includes $275,000 for FF&E which equates to a $/room of $55,000. As shown below, FF&E average costs range from $17,054 per room for limited-service hotels, to $66,557 per room for luxury hotels. That said, the sponsor's FF&E budget appears to be reasonable.



EXHIBIT 2: HOTEL DEVELOPMENT COST-PER-ROOM AMOUNTS

Source: HVS

COST TO COMPLETE

Cost to Complete	
End Date	12/31/2024
Months Remaining	6 months
Percent Complete	36.35%
Conversion Budget	$2,063,500
Spent to Date	$750,001
Total	**$1,313,499**
Rounded	**$1,300,000**

PROPOSED BOUTIQUE HOSPITALITY CONVERSION APPRAISAL

SCOPE OF WORK

SCOPE OF THE INVESTIGATION	
General and Market Data Analyzed	▪ Researched and investigated the location in terms of economic activity, development patterns, and future trends, relating their impact on the market
	▪ Determined the Highest and Best Use of the subject property based on an analysis of all relevant factors
	▪ Conducted a market survey of rent and vacancy levels of similar buildings
	▪ Projected the net operating income under a stabilized operation and applied a market-derived income capitalization rate to develop an opinion of value
	▪ Researched and analyzed sales of competitive assets and applied the techniques of the sales comparison approach in advancing an opinion of value
	▪ Interviewed professionals knowledgeable about the subject's type and market
	▪ Advanced an opinion of the As Is, As Complete, and As Stabilized market values based on the Income Approach and Sales Comparison Approach.
	▪ The interior and exterior of the subject was inspected by a third-party inspection service on May 24, 2024
	▪ Justin Weinberg and Daniel Mayne assisted in the preparation of the report, conducting research, and performing analysis

Property Specific Data Requested and Received

PROPERTY DATA RECEIVED
Proforma operating budget
Renovation budget
Deed
Building plans / spec

Data Requested, but not Provided

DATA REQUESTED, BUT NOT PROVIDED
None

Data Sources

DATA SOURCES	
Site Size	Dept. of City Planning
Building Size	Assessor
Tax Data	Assessor
Zoning Information	Planning Dept.
Flood Status	FEMA
Demographics Reports	Claritas
Market Data	CoStar/Moody's Analytics
Comparable Improved Sales	CoStar, BBG Internal Data, & Brokers
Subject Expenses	Property Contact

BBG
REAL ESTATE SERVICES

VALUATION METHODOLOGY	
Most Probable Purchaser	To apply the most relevant valuation methods and data, the appraiser must first determine the most probable purchaser of the subject property.
	The most probable purchaser of the subject property "As Is" is an investor because it is expected to be short-term leased to third-party tenants.
Valuation Methods Utilized	This appraisal employs the Income Capitalization Approach and the Sales Comparison Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that these approaches would be considered applicable and/or necessary for market participants. The subject's age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Investors do not typically rely on the Cost Approach when purchasing a property such as the subject of this report. Therefore, we have not employed the Cost Approach to develop an opinion of market value. The client also requires an insurable value of the improvements.

DEFINITIONS

Pertinent definitions, including the definition of market value, are included in the glossary, located in the Addenda to this report. The following definition of market value is used by agencies that regulate federally insured financial institutions in the United States:

Market Value	The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition are the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

LEVEL OF REPORTING DETAIL

Standards Rule 2-2 (Real Property Appraisal, Reporting) contained in USPAP requires each written real property appraisal report to be prepared as either an Appraisal Report or a Restricted Appraisal Report.

This report is prepared as an **Appraisal Report.** An Appraisal Report must at a minimum summarize the appraiser's analysis and the rationale for the conclusions. This format is considered most similar to what was formerly known as a Self-Contained Appraisal Report in prior versions of USPAP.

[1] (Interagency Appraisal and Evaluation Guidelines; December 10, 2010, Federal Register, Volume 75 Number 237, Page 77472)



ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Overview

Environmental, Social and Governance (ESG) has become a standard criterion in the global real estate sector, excepting the United States. The European Union has adopted specific, conduct-based directives on ESG. In the US, while there has been a scattering of ESG regulations within specific markets there has been no industry wide or politically enacted regulations. Nevertheless, market participants are increasingly concerned with environmental risks, sustainable construction, carbon neutrality, social responsibilities, and governance of their companies, partners, and vendors.

Principles for Responsible Investment provides the following summary of approaches to responsible investment for direct and indirect real estate investors.



ENVIRONMENTAL
• Biodiversity and habitat
• Climate change
• Land contamination
• Energy consumption
• Greenhouse gas emissions
• Indoor environmental quality
• Location and associated infrastructure
• Materials
• Pollution prevention
• Resilience to catastrophe/ disaster
• Renewable energy
• Sustainable procurement
• Waste management
• Water consumption
SOCIAL
• Community development
• Controversial tenants
• Health and well-being of occupants, contractors and the local community
• Human rights
• Accessibility
• Inclusion and diversity
• Labour standards and working conditions
• Social enterprise partnering
• Stakeholder relations
• Occupier amenities – showers, changing rooms
GOVERNANCE
• Anti-bribery and money laundering
• Cybersecurity
• Board diversity
• Independence of board members
• Remuneration policy (including ESG-linked incentives)
• Data protection and privacy
• Legal and regulatory fines
• ESG clauses in contracts
• Asset data collection framework and/or management systems
• Procurement standards and requirements
• Tenant engagement frameworks

Furthermore, PRI provides examples of how these issues may affect property valuations.





ADDITIONAL CAPITAL EXPENDITURES	Equipment upgrades to improve energy performance
INCREASED COSTS	Higher insurance premiums due to physical risk factors
FUTURE INCOME UNCERTAINTY	Tenant and leasing disruption due to extreme weatherevents
OBSOLESCENCE RISK	Buildings that do not meet minimum energy performancestandards set by legislation

Environmental

Both physical and transition risks must be analyzed for each property and market. Physical risks are hazards caused by changing climate such as floods, fires, rising temperatures, and rising sea levels. Transition risks involve the responses to climate change by humans and society. An example of transition risk is New York's Local Law 97 which requires most buildings over 25,000 square feet to meet energy and greenhouse gas emissions by 2024 with additional requirements in 2030. Transition risks are regulatory, economic and social changes that could affect asset values.

According to *Climate Risk and the Opportunity for Real Estate* by McKinsey & Company,

> The combination of this economic transition and the physical risks of climate change has created a significant risk of mispricing real estate across markets and asset classes. For example, a major North American bank conducted analysis that found dozens of assets in its real-estate portfolio that would likely be exposed to significant devaluations within the next ten years due to factors including increased rates of flooding and job losses due to the climate transition. Additionally, a study of a diversified equity portfolio found that, absent mitigating actions, climate risks could reduce annual returns toward the end of the decade by as much as 40 percent. Leading real-estate players will figure out which of their assets are mispriced and in what direction and use this insight to inform their investment, asset management, and disposition choices. They will also decarbonize their assets, attracting the trillions of dollars of capital that has been committed to net zero and the thousands of tenants that have made similar commitments. They will then create new revenue sources related to the climate transition.
>
> Building climate intelligence is central to value creation and strategic differentiation in the real-estate industry. But the reverse is also true: real estate is central to global climate change mitigation efforts. Real estate drives approximately 39 percent of total global emissions. Approximately 11 percent of these emissions are generated by manufacturing materials used in buildings (including steel and cement), while the rest is emitted from buildings themselves and by generating the energy that powers buildings. Real-estate owners and investors will need to improve their climate intelligence to understand the potential impact of revenue, operating costs, capital costs, and capitalization rate on assets. This includes developing the analytical capabilities to consistently assess both physical and transition risks. Analyses should encompass both direct effects on assets and indirect effects on the markets, systems, and societies with which assets interact.

The following chart from McKinsey& Co. shows examples of physical and transition risks, and their potential effects on value.


Illustrative chart and examples of physical and transition risk effects on equity value of assets, %
-20
-15
-10
-5
0
5
10
15
20
Asset class
Office
Multifamily
Data centers
Retail
Industrial
Office exposed to local economic growth given concentration of clean-tech industries results in positive impact
Apartment projected to experience increases in frequency and severity of flooding results in negative impact
Data center supplied by low-carbon energy with expected premium increase results in positive impact
Distribution center for oil and gas extraction for which production is likely to decrease results in negative impact

Social

According to *ESG Real Estate Insights* by Deloitte,

> Recently, the "S" in ESG has received growing attention as the COVID-19 pandemic put greater emphasis on the social factor. Since real estate companies have a significant social impact, they should consider the "S" as a value driver. Social aspects in real estate include, for example, participation in the rehabilitation of public spaces, affordable housing, social housing or care centers as well as ensuring security in buildings and assuring human rights. From an internal perspective, social elements may also comprise ensuring workplace safety, fostering high standards in labor practices, responsible marketing, and promoting diversity across the company. Incorporating social considerations can increase companies' ability to attract talent – especially among millennials. The risk of neglecting social elements can lead to a lack of reputation, lost work, higher employee turnover, increased operating costs, and may threaten the ability to operate.

Governance

The "G" in ESG and how it pertains to commercial real estate is convoluted. Governance in commercial real estate has little to do with individual assets or portfolios, and more to do with how a commercial real estate company is structured, led, and how decisions are made. Governance concerns itself with how an ESG focused entity approaches risk management and longer-term planning. It may also concern itself with how individuals who manage properties make decisions to build tenant and community trust.

From a bigger picture, the "G" truly focuses on the boardroom and according to *ESG Real Estate Insights* by Deloitte,

> Regarding the "G" in ESG, governance scrutiny is central to companies' ability to continue business operations. While promoting corporate governance can present an opportunity for real estate companies in order to drive long-term value, not addressing governance considerations carries high risks – reaching from penalties and fines to a loss of reputation and market penetration.

> Governance elements include, among others, compliance with governance rules and guidelines, ensuring adequate and transparent remuneration, promoting transparent disclosure of governance issues, taking action against corruption, fostering diversity in management and governing bodies, as well as establishing and communicating organizational values. A corporate culture of ethics, compliance, and integrity is the foundation to create a positive long-term impact.

Relevance to Subject Property

Based on research of the subject property and its market area, it is our opinion that the property was not inequitably impacted by ESG issues as of the date of this report. Furthermore, the subject is not an aberration to similar assets in the local market and, as such, any impact ESG issues may have on value are believed to be incorporated within our analysis of the property.

REGIONAL ANALYSIS



PRÉCIS® U.S. METRO · Baltimore-Columbia-Towson MD



PROPOSED BOUTIQUE HOSPITALITY CONVERSION APPRAISAL

PRÉCIS® U.S. METRO · Baltimore-Columbia-Towson MD





PRÉCIS® U.S. METRO • Baltimore-Columbia-Towson MD
SKILLS MISMATCH
% OF TOTAL
Less than HS
High School
Some College
Associate's
Bachelor's
Graduate
Occupations
Population
Undereducated
Balanced
Overeducated
BAL
U.S.
ECONOMIC DISENFRANCHISEMENT
Index
2019
Rank*
Gini coefficient
0.46
Palma ratio
Poverty rate
9.4%
PER CAPITA INCOME
$ THS
HOUSEHOLDS BY INCOME, %
0-19,999
20,000-39,999
40,000-59,999
60,000-74,999
75,000-99,999
100,000-124,999
125,000-149,999
150,000-199,999
200,000+
BAL
U.S.
MIGRATION FLOWS
INTO BALTIMORE MD
Number of Migrants
Washington DC 20,238
Silver Spring MD 9,155
New York NY 3,434
Wilmington DE 1,441
York PA 1,425
Salisbury DE
Philadelphia PA
Los Angeles CA
Hagerstown MD
Montgomery County PA
Total in-migration
FROM BALTIMORE MD
Washington DC
Silver Spring MD 7,802
York PA
Salisbury DE
Wilmington DE
New York NY 1,854
Tampa FL
Hagerstown MD 1,040
Atlanta GA 1,006
San Antonio TX
Total out-migration
Net migration
NET MIGRATION, #
2018
2019
2020
2021
Domestic
Foreign
Total
COMMUTER FLOWS
RESIDENTS WHO WORK IN BAL
WORKERS WHO LIVE IN BAL
Top Outside Sources of Jobs
Baltimore MD Share
Washington DC
Silver Spring MD
Wilmington DE
York PA 0.2
New York NY
Top Outside Sources of Workers
Baltimore MD Share
Washington DC 4.1
Silver Spring MD 2.4
York PA 1.9
Wilmington DE 1.0
Gettysburg PA 0.3
GENERATIONAL BREAKDOWN
POPULATION BY GENERATION, %
Gen Z
Millennial
Gen X
Baby Boom
BAL
U.S.
EDUCATIONAL ATTAINMENT
% OF ADULTS 25 AND OLDER
BAL
MD
U.S.
< High school
High school
Some college
College
Graduate school
POPULATION BY AGE, %
BAL
U.S.

MOODY'S ANALYTICS / Précis® U.S. Metro / September 2023

PRÉCIS® U.S. METRO • Baltimore-Columbia-Towson MD



PROPOSED BOUTIQUE HOSPITALITY CONVERSION APPRAISAL

EXHIBIT J: PROJECT PRO-FORMA

Assumptions

<u>Revenues</u>

		Notes
Monthly commercial rent	1,500	First floor occupancy
Annual commercial rent escalation	4%	
# of furnished residences	5	
Average monthly revenue for each residence	3,850.00	Based on comparables for furnished short term rentals
Residential occupancy	85%	
Annual residential revenue escalation	6%	
Monthly misc revenue	1,000	Revenue from retail, food & beverage sales
Annual misc revenue escalation	4%	

<u>Expenses</u>

State and federal income tax rate (OMS is a pass through)	0%	
Hotel tax (passed through to guest)	9.5%	
Annual expense escalation	4.0%	

<u>Equity Investment</u>

OMS equity investors (excluding $50k seed investor)	1,743,495	Based on conversations with local finance professionals and brokers specific to our location; https://apartmentloanstore.com/baltimore/maryland/cap-rate
Cap rate for sale or refi in 2034	6.75%	(agreed to by equity investors)
OMS pre-money valuation	900,000	(note that $50k from seed investor is not included in total equity raised because the funds were spent before the building was purchased on early operations)
Equity investor percentage ownership (including $50k seed investor)	69%	

Sources		Raised	Remaining to be raised
Pre-development rent and income (earned)	20,000	20,000	
Debt – individuals (see private debt investors tab)	666,505	666,505	
DAF investments	310,000	310,000	
Historic Tax Credit syndication	400,000		400,000
Equity (69% raised - see equity cap table tab)	1,743,495	1,194,500	548,995
TOTAL	**3,140,000**	**2,191,005**	**948,995**

Uses		Incurred	Remaining
Building purchase and purchase expenses	675,000	675,000	
Pre-development period operating expenses*	430,000	279,000	151,000
Historic tax credit expenses	20,000	12,500	7,500
Architecture, engineering, interior design	65,000	46,900	18,100
Furniture, fixtures, and equipment	200,000		200,000
Total construction costs	1,750,000	942,101	807,899
TOTAL	**3,140,000**	**1,955,501**	**1,184,499**

* Includes private debt service through 2025 and professional fees through 2022

	2026	2027	2028	2029	2030	2031	2032	2033	2034
Operating Revenues									
Revenue from commercial space	9,000	18,720	19,469	20,248	21,057	21,900	22,776	23,687	24,634
Misc revenue	6,000	12,480	12,979	13,498	14,038	14,600	15,184	15,791	16,423
Revenue from residences	98,175	208,131	220,619	233,856	247,887	262,761	278,526	295,238	312,952
Baltimore City hotel tax	9,327	19,772	20,959	22,216	23,549	24,962	26,460	28,048	29,730
Total Revenue	122,502	259,103	274,026	289,818	306,532	324,222	342,946	362,763	383,740
Variable Costs									
Baltimore City hotel tax	9,327	19,772	20,959	22,216	23,549	24,962	26,460	28,048	29,730
Gross Profit	113,175	239,331	253,067	267,602	282,983	299,260	316,486	334,716	354,009
Operating Expenses									
Cleaning (A)	12,750	26,520	27,581	28,684	29,831	31,025	32,266	33,556	34,899
Consulting/legal/accounting (B)	6,000	6,240	6,490	6,749	7,019	7,300	7,592	7,896	8,211
Computer software/platform fees (C)	500	520	541	562	585	608	633	658	684
Facility maintenance (D)	5,000	7,500	7,800	8,112	8,436	8,774	9,125	9,490	9,869
Insurance (E)	4,500	4,680	4,867	5,062	5,264	5,475	5,694	5,922	6,159
License; permits; franchise tax; fees (F)	1,500	1,560	1,622	1,687	1,755	1,825	1,898	1,974	2,053
Supplies & furnishings (G)	6,000	6,240	6,490	6,749	7,019	7,300	7,592	7,896	8,211
Cable, telephone & internet service (H)	2,000	2,080	2,163	2,250	2,340	2,433	2,531	2,632	2,737
Utilities (I)	4,000	6,000	6,240	6,490	6,749	7,019	7,300	7,592	7,896
Website & marketing	5,000	5,200	5,408	5,624	5,849	6,083	6,327	6,580	6,843
Debt service (DAF investor)	12,000	12,000	17,349	17,349	17,349	17,349	17,349	17,349	17,349
Debt service (other)	78,634	78,634	78,634	78,634	78,634	74,978	64,009	64,009	64,009
Property tax*	13,137	13,137	13,137	13,137	13,137	13,137	13,137	13,137	13,137
Misc expenses and reserve for emergencies	3,000	10,000	10,400	10,816	11,249	11,699	12,167	12,653	13,159
Total Operating Expense	154,020	180,310	188,721	191,905	195,216	195,004	187,617	191,342	195,216
Net Revenue	-40,845	59,021	64,346	75,697	87,767	104,256	128,869	143,374	158,793
State & Federal Income Tax	0	0	0	0	0	0	0	0	0
Net after taxes	-40,845	59,021	64,346	75,697	87,767	104,256	128,869	143,374	158,793

* property tax does not increase due to CHAP credit (historic preservation)

A. Based on quotes received from local cleaning businesses, the monthly cleaning cost for the first floor and the five units if fully occupied (assuming weekly cleaning) is $2,500; this number has been
B. Founder is experienced attorney so there are no legal costs; these costs are for bookkeeping and tax prep and are based on costs for the previous 2 years
C. These are miscellaneous charges for use of various online platforms
D. This includes repair of minor damage to the building, paint retouches, etc.
E. This is based on actual expenses for the previous 2 years
F. This includes state franchise tax and other misc. fees
G. This includes replacement bedding, towels, plates, etc.
H. This is based on actual expenses for the previous two years
I. This is based on actual expenses for the previous two years and assumes a significant increase as occupancy ramps up